Filed Pursuant to Rule 424(b)(5)
Registration Number 333-234151

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Supplement dated October 30, 2020

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 10, 2019)

$300,000,000

EQT CORPORATION

        % Senior Notes due 2029

        EQT Corporation (EQT) is offering $300,000,000 aggregate principal amount of        % Senior Notes due 2029 (the notes).

        The notes will mature on                                    , 2029. Interest on the notes will be paid semi-annually in arrears on January 15 and July 15 in each year, commencing on July 15, 2021. EQT may redeem some or all of the notes at its option, at any time and from time to time, in whole or in part. The redemption prices are described in this prospectus supplement under the heading "Description of Notes—Optional Redemption." If EQT experiences specific kinds of changes of control accompanied by a specified ratings decline, or its Board of Directors adopts a plan of liquidation or dissolution, EQT must offer to purchase the notes at prices set forth in this prospectus supplement plus any accrued and unpaid interest, as described under the caption "Description of Notes—Repurchase at the Option of Holders upon Change of Control."

        The notes will be senior unsecured debt obligations of EQT and will rank equally with all of EQT's other unsecured and unsubordinated debt obligations from time to time outstanding.

        Investing in the notes involves risks, including those described in the "Risk Factors" section beginning on page S-13 of this prospectus supplement and the section captioned Part I, Item 1, "Risk Factors," beginning on page 20 of EQT's Annual Report on Form 10-K for the year ended December 31, 2019, as updated by the sections captioned Part II, Item 1A, "Risk Factors" in EQT's subsequently filed Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Public offering price(1)	Underwriting discount	Proceeds to EQT (before expenses)

Per note	%	%	%

Total	$	$	$

(1)
Plus accrued interest, if any, from                                    , 2020, if settlement occurs after that date.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the notes to purchasers in book-entry form only through The Depository Trust Company for the accounts of its participants, including Clearstream and Euroclear, on or about                        , 2020.

Joint Book-Running Managers

BofA Securities	Citigroup	Credit Suisse	Wells Fargo Securities

Barclays	BMO Capital Markets	J.P. Morgan	MUFG	PNC Capital Markets LLC

RBC Capital Markets	Scotiabank	TD Securities	US Bancorp

Co-Managers

Mizuho Securities	SMBC Nikko

BNY Mellon Capital Markets, LLC	CIBC Capital Markets	Citizens Capital Markets	Huntington Capital Markets

The date of this prospectus supplement is                        , 2020.

Prospectus Supplement

Prospectus

S-i

INFORMATION IN THIS PROSPECTUS SUPPLEMENT
AND THE ACCOMPANYING PROSPECTUS

        This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (the SEC) using a shelf registration process. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the notes that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our debt securities and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under the "Where You Can Find More Information" section of this prospectus supplement before investing in the notes.

        You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus or any free writing prospectus prepared by or on behalf of us. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provided you with additional or different information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and Section 27A of the Securities Act of 1933, as amended (the Securities Act). Statements that do not relate strictly to historical or current facts are forward-looking and are usually identified by the use of words such as "anticipate," "estimate," "could," "would," "should," "will," "may," "forecast," "approximate," "expect," "project," "intend," "plan," "believe" and other similar words.

        Without limiting the generality of the foregoing, forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference include the matters discussed in the "Summary—Recent Developments" section in this prospectus supplement and the sections captioned "Outlook" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020 and the expectations of plans, strategies, objectives and growth and anticipated financial and operational performance of EQT Corporation (EQT or we) and its subsidiaries (collectively and together with EQT, the Company), including guidance regarding the Company's strategy to develop its reserves; drilling plans and programs (including the number, type, depth, spacing, lateral lengths and location of wells to be drilled and the availability of capital to complete these plans and programs); projections of wells to be drilled per combo-development project; estimated reserves; total resource potential and drilling inventory duration; projected production and sales volumes and growth rates (including liquids production and sales volumes and growth rates); changes in basis; potential impacts to the Company's business and operations resulting from the

S-ii

COVID-19 pandemic; the effects of the COVID-19 pandemic and actions taken by the Organization of the Petroleum Exporting Countries (OPEC) and other allied countries (collectively known as OPEC+) as it pertains to the global supply and demand of, and prices for, natural gas, natural gas liquids (NGLs) and oil; the impact of commodity prices on the Company's business; potential future impairments of the Company's assets; the Company's ability to reduce its drilling and completions costs, other costs and expenses, and capital expenditures, and the timing of achieving any such reductions; infrastructure programs; the cost, capacity and timing of obtaining regulatory approvals; the Company's ability to successfully implement its operational, organizational, technological and ESG initiatives, and achieve the anticipated results of such initiatives; the projected reduction of the Company's gathering and compression rates resulting from the Company's consolidated gas gathering and compression agreement with Equitrans Midstream Corporation (Equitrans Midstream), and the anticipated cost savings and other strategic benefits associated with the execution of such agreement; monetization transactions, including asset sales, joint ventures or other transactions involving the Company's assets, the timing of such monetization transactions, if at all, the projected proceeds from such monetization transactions and the Company's planned use of such proceeds; potential or pending acquisition transactions, including the Chevron Acquisition (as defined and described below in the "Summary—Recent Developments—Pending Chevron Acquisition" section in this prospectus supplement); the Company's ability to consummate the Chevron Acquisition, the anticipated timing of such consummation, and any anticipated financing transactions in connection therewith; the projected capital efficiency savings and other operating efficiencies and synergies resulting from the Company's monetization transactions and acquisition transactions; integration and benefits of property acquisitions, including the Chevron Acquisition, or the effects of such acquisitions on the Company's cash position and levels of indebtedness; the timing and structure of any dispositions of the Company's remaining retained shares of Equitrans Midstream's common stock, and the planned use of the proceeds from any such dispositions; the amount and timing of any repayments, redemptions or repurchases of our common stock, outstanding debt securities or other debt instruments; the Company's ability to reduce its debt and the timing of such reductions, if any; projected dividends, if any; projected cash flows and free cash flow; projected capital expenditures; liquidity and financing requirements, including funding sources and availability; the Company's ability to maintain or improve its credit ratings, leverage levels and financial profile; the Company's hedging strategy; the effects of litigation, government regulation and tax position; and the expected impact of changes to tax laws.

        The forward-looking statements included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The Company has based these forward-looking statements on current expectations and assumptions about future events, taking into account all information currently known by the Company. While the Company considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond its control. The risks and uncertainties that may affect the operations, performance and results of the Company's business and forward-looking statements include, but are not limited to, volatility of commodity prices; the costs and results of drilling and operations; access to and cost of capital; uncertainties about estimates of reserves, identification of drilling locations and the ability to add proved reserves in the future; the assumptions underlying production forecasts; the quality of technical data; the Company's ability to appropriately allocate capital and resources among its strategic opportunities; inherent hazards and risks normally incidental to drilling for, producing, transporting and storing natural gas, NGLs and oil; cyber security risks; availability and cost of drilling rigs, completion services, equipment, supplies, personnel, oilfield services and water required to execute the Company's exploration and development plans; the ability to obtain environmental and other permits and the timing thereof; government regulation or action; environmental and weather risks, including the

S-iii

possible impacts of climate change; and disruptions to the Company's business due to acquisitions and other significant transactions. These and other risks are described herein under the "Risk Factors" section of this prospectus supplement and under Part I, Item 1A, "Risk Factors," and elsewhere in our Annual Report on Form 10-K for the year ended December 31, 2019, as updated by Part II, Item 1A, "Risk Factors" in our subsequently filed Quarterly Reports on Form 10-Q. In addition, the Company may be subject to currently unforeseen risks that may have a materially adverse impact on it.

        Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

S-iv

SUMMARY

        This summary highlights selected information more fully described elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in the notes. You should read this prospectus supplement, the accompanying prospectus, any free writing prospectus and the documents incorporated by reference herein and therein carefully, especially the risks of investing in the notes discussed in the "Risk Factors" section below and in the documents incorporated by reference herein.

        Throughout this prospectus supplement, references to "EQT Corporation," "EQT," "we," "us" or "our" refer to EQT Corporation, a Pennsylvania corporation, and not its consolidated subsidiaries, unless the context otherwise requires, and references to the "Company" refer collectively to EQT Corporation and its consolidated subsidiaries. References to "Appalachian Basin" refer to the area of the United States composed of those portions of West Virginia, Pennsylvania, Ohio, Maryland, Kentucky and Virginia that lie in the Appalachian Mountains. References to "MMcfe" refer to million cubic feet of natural gas equivalents (with one barrel of NGLs and crude oil being equivalent to 6,000 cubic feet of natural gas), "Bcf" refer to billion cubic feet and "Tcfe" refer to trillion cubic feet of natural gas equivalents (with one barrel of NGLs and crude oil being equivalent to 6,000 cubic feet of natural gas).

 Our Company

        We are a natural gas production company with operations focused in the cores of the Marcellus and Utica Shales in the Appalachian Basin. As the largest producer of natural gas in the United States, based on average daily sales volumes, we are committed to being the premier producer of this environmentally friendly, reliable, low-cost energy source, while maximizing the long-term value of our assets through operational efficiency and a culture of sustainability.

        We are differentiated from our Appalachian Basin peers in the scale and contiguity of our acreage position, with 17.5 Tcfe of proved natural gas, NGLs and crude oil reserves across approximately 1.3 million gross acres, including approximately 1.1 million gross acres in the Marcellus play, as of December 31, 2019. We believe our unique asset base supports a multi-year inventory of core combo-development projects, which consist of developing multiple wells and pads simultaneously. Following a change in leadership in July of 2019, we implemented an operational strategy designed to leverage this differentiation to become the lowest cost operator in the Appalachian Basin, primarily by focusing on combo-development to maximize operational efficiencies. We believe combo-development projects are key to delivering sustainably low well costs, higher returns on invested capital and improved environmental efficiencies. Furthermore, combo-development projects maximize reservoir recoveries, mitigate future curtailments and maximize the capital efficiency of our midstream service providers.

        Our operations consist of one reportable segment. We have a single, company-wide management team that administers all properties as a whole rather than by discrete operating segments. We measure financial performance as a single enterprise and not on an area-by-area basis. Substantially all of our assets and operations are located in the Appalachian Basin.

Recent Developments

Operational Strategy Enabled by Successful 100-Day Plan

        Following a successful proxy campaign by Toby Z. Rice and other proxy participants named in the proxy statement filed on May 20, 2019 (the Rice Team), EQT's Board of Directors was substantially reconstituted at its annual meeting of shareholders on July 10, 2019 and, following that meeting, Toby Z. Rice was appointed as EQT's President and Chief Executive Officer. Also following that meeting, we adopted the detailed transformation plan (the 100-Day Plan) proposed by the Rice Team in its proxy campaign. The 100-Day Plan was designed to effect operational, organizational, cultural and other changes to our business to facilitate the type of long-term planning required to pursue an operational strategy that prioritizes combo-development, which is expected to lower operating costs and increase free cash flow generation.

        In connection with our third quarter 2019 earnings release, we announced that the 100-Day Plan was a success. Central to this success was the installation of proven leadership, the establishment of a stable operations schedule focused on combo-development and the successful implementation of our proprietary digital work environment. In addition, as part of the 100-Day Plan, the workforce was migrated into a simplified organizational structure to enhance accountability, and the organization was streamlined to reduce overhead costs by approximately $65 million per year. By taking these foundational steps, we ensured that we are able to execute project planning with the requisite level of accuracy and speed, and we laid the groundwork to transition to a combo-development focus to transform the Company into a modern and efficient natural gas producer that we believe will be one of the lowest cost natural gas operators in the United States.

        Since the commencement and completion of the 100-Day Plan, we have realized meaningful, consistent operational improvements. During the first quarter of 2020, our focus on cost performance, schedule design, well design and operational cadence accelerated the path towards delivering on our Pennsylvania Marcellus well cost target of $730 per foot, and well costs in the Pennsylvania Marcellus operations averaged $745 per foot, a 7% improvement over prior quarter well costs of $800 per foot.

        During the second quarter of 2020, we continued to realize a step-change in operational performance, and our efficient drilling and completion operations resulted in using fewer resources to deliver planned activity levels. We developed our Pennsylvania Marcellus wells at an average of $680 per foot, $50 per foot below our well cost target of $730 per foot. Also, during the second quarter of 2020, production uptime on producing wells was over 98%, and horizontal drilling speeds improved by 63% year-over-year and 12% quarter-over-quarter, and the utilization of next generation frac technology drove a 20% improvement in pumping time and stages per day since July 2019.

        We carried this momentum into the third quarter of 2020, during which we developed our Pennsylvania Marcellus wells at an average of $660 per foot, $20 per foot lower than the second quarter of 2020 and approximately 10% below our well cost target of $730 per foot. When compared to the third quarter of 2019, we realized a $190 per foot, or 22%, improvement in capital efficiency in the development of our Pennsylvania Marcellus assets. Since the beginning of 2020, we have improved our Pennsylvania Marcellus capital efficiency by 18%, or $140 per foot, with over 80% of the improvement driven by sustainable operational efficiencies. From a production standpoint, during the third quarter of 2020, we continued to exceed our aggressive 98% production uptime target, maximizing production delivery. Our horizontal drilling speeds improved by 19% quarter-over-quarter, stemming from the continued application of best practices, executed by the same crews, driven by a steady operations schedule. Our frac crews continued to improve pumping hours and stages per month, realizing improvements of 15% quarter-over-quarter, due to the continued utilization of next generation frac technology and a centralized operating system, maximizing productive time.

Update on Deleveraging Plan

        In October 2019, we announced a plan to reduce debt through asset monetizations and increased free cash flow (the Deleveraging Plan). The Deleveraging Plan contemplated generating targeted proceeds from monetizations of select, non-core exploration and production assets, core mineral assets and/or our retained equity interest in Equitrans Midstream. In April 2020, given market conditions, we determined to more selectively pursue non-core asset sales and opportunistically monetize our remaining equity interest in Equitrans Midstream in a strategic manner. We believe that we will have sufficient liquidity to repay or refinance our remaining debt maturing in 2021 by the end of 2020. Until our leverage target is achieved, we expect to use nearly all of our free cash flow and divestiture proceeds to reduce our debt.

        In April 2020, we issued $500 million aggregate principal amount of 1.75% convertible senior notes due 2026 (the convertible notes). Upon conversion of the convertible notes, we intend to use a combined settlement approach to satisfy our obligation by paying or delivering to holders of the convertible notes cash equal to the principal amount of the obligation and shares of our common stock for amounts that exceed the principal amount of the obligation. By settling the convertible notes obligation either partially or wholly in shares of our common stock, we could favorably affect our leverage levels.

        In May 2020, as part of the Deleveraging Plan, and to enable us to further focus on our core asset portfolio, we sold certain non-strategic assets located in Pennsylvania and West Virginia for an aggregate purchase price of $125 million. The transaction includes potential contingent consideration of up to an additional $20 million, payable based on certain future commodity price targets. Proceeds from the sale, along with a portion of the net proceeds from the convertible notes offering and income tax refunds received during the second quarter of 2020, were used to fully repay our term loan that was scheduled to mature in May 2021.

        In August 2020, we completed a cash tender offer (the August Tender Offer) for any and all of our outstanding 4.875% senior notes due 2021 (the 2021 notes). Pursuant to the August Tender Offer, we repurchased $101.5 million aggregate principal amount of the 2021 notes, leaving $143.9 million aggregate principal amount of the 2021 notes outstanding upon completion of the August Tender Offer.

        On October 30, 2020, we will commence a tender offer (the Tender Offer) to purchase for cash up to $150 million combined aggregate principal amount of the outstanding 2021 notes and our outstanding 3.000% notes due 2022 (the 2022 notes), with priority for acceptance given to the 2022 notes. See the section "—Tender Offer for the 2021 Notes and the 2022 Notes" in this prospectus supplement. Following the closing of this offering and the completion of the Tender Offer, we may, in our sole discretion and subject to applicable law, from time to time, repurchase any 2021 notes or 2022 notes that remain outstanding after the Tender Offer or other debt securities, through open market or privately negotiated transactions, by one or more additional tender or exchange offers, or by redemption under the terms of the indenture or other agreement governing such debt securities.

        The successful execution of the Deleveraging Plan is based on our current expectations, including with respect to matters beyond our control, and is subject to change. There can be no assurance that we will be able to find attractive asset monetization opportunities or that such transactions or debt repayments or refinancings will be completed on our anticipated timeframe, if at all. Furthermore, our estimated value for the assets to be monetized under the Deleveraging Plan involves multiple assumptions and judgments about future events that are inherently uncertain; accordingly, there can be no assurance that the resulting net cash proceeds from asset monetization transactions will be as anticipated, even if such transactions are consummated. Some of the factors that could affect our ability to successfully execute the Deleveraging Plan include changes in the financial condition or prospects of prospective purchasers and the availability of financing to potential purchasers on reasonable terms, if at all, the number of prospective purchasers, the number of competing assets on the market, unfavorable economic conditions, industry trends and changes in laws and regulations. If we are not able to successfully execute the Deleveraging Plan or otherwise reduce debt to a level we believe appropriate, our credit ratings may be lowered, we may reduce or delay our planned capital expenditures or investments, and we may revise or delay our strategic plans.

COVID-19 and Oil Price War

        The energy industry has recently experienced two significant external stimuli that have impacted, and are anticipated to continue impacting, both day-to-day operations and the macro environment. The novel coronavirus, or COVID-19, pandemic and voluntary and mandatory quarantines, travel restrictions and other restrictions throughout the United States and other parts of the world have resulted in decreased demand for natural gas, NGLs and oil. Additionally, in March 2020, the group of oil producing nations known as OPEC+ failed to reach an agreement over proposed oil production cuts stemming from the decrease in global demand for oil in light of the COVID-19 pandemic (the oil price war). Although the members of OPEC+ eventually reached an agreement to reduce their oil production beginning in May 2020 and continuing through April 2022, there remains significant uncertainty regarding the future actions of OPEC+, its members and other state-controlled oil companies related to oil price and production controls, including anticipated increases in supply from Russia and other members of OPEC+, particularly Saudi Arabia.

        To date, we have experienced limited operational impacts as a direct result of work from home restrictions or COVID-19. As a "life-sustaining" business under the guidelines issued by each of the states in which we operate, we have been allowed to continue operations, provided that non-essential personnel have been required to work from home. One of the primary actions taken by our management team over the past 12 months has been the establishment of a digital work environment, which has allowed us to maintain the engagement and connectivity of our personnel as well as minimize the number of employees required in the office and field.

        Similarly, we have had, and expect to have, limited direct operational impacts from the oil price war. The oversupply of oil and NGLs resulting from the demand destruction attributable to the COVID-19 pandemic is anticipated by some market participants to result in a lack of storage capacity and ultimately the shutting in of certain oil and NGLs production. We have limited oil and NGLs exposure, with approximately 95% of our production being natural gas.

        The prices for natural gas, NGLs and oil have historically been volatile; however, the volatility in the prices for these commodities has substantially increased as a result of recent world developments in 2020. Oil prices in particular drastically fell in March 2020, and, although prices have since risen from historic lows in April 2020, oil prices continue to be depressed. However, forward strip pricing for natural gas has increased meaningfully compared to strip prices prior to the COVID-19 pandemic and oil price war, with the principal contributing factor believed to be the market expectation that supply decreases in associated natural gas (defined as natural gas produced as a byproduct of principally oil production activities) as a result of reduced or curtailed operations in oil basins will more than offset reduced demand for natural gas as a result of the COVID-19 pandemic. The impact of these recent developments on natural gas prices and our business are unpredictable, and there is no assurance that natural gas prices will remain at elevated prices or that any positive impact from the oil price war will outweigh the negative impact from reduced demand for natural gas as a result of the COVID-19 pandemic or other factors. See the section captioned Part II, Item 1A., "Risk Factors—The novel coronavirus, or COVID-19, pandemic has affected and may materially adversely affect, and any future outbreak of any other highly infectious or contagious diseases may materially adversely affect, our operations, financial performance and condition, operating results and cash flows" in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020.

Strategic Volume Production Curtailments

        In May 2020, we made the strategic decision to temporarily curtail approximately 1.4 Bcf per day of gross production, equivalent to approximately 1.0 Bcf per day of net production, which remained shut-in through the remainder of the second quarter of 2020. In early July 2020, we began a moderated approached to bring back on-line production that had been curtailed. In early September 2020, we strategically curtailed approximately 0.6 Bcf per day of gross production, equivalent to approximately 0.4 Bcf per day of net production. Beginning in October 2020, we began a phased approach to bringing these volumes back on-line, and all production has since been returned to sales. We believe our 2020 curtailments have been value accretive, as the deferred production may be monetized at a higher forward commodity price.

Pending Chevron Acquisition

        On October 23, 2020, we entered into a purchase and sale agreement (the PSA) with Chevron U.S.A. Inc. (Chevron), pursuant to which we agreed to acquire (the Chevron Acquisition) Chevron's upstream and midstream assets located in the Appalachian Basin (the Chevron Assets) for an aggregate cash purchase price of $735 million, subject to certain purchase price adjustments to be calculated as of the closing date. The PSA contains customary representations and warranties, covenants and indemnification provisions and has an effective date of July 1, 2020.

        The Chevron Assets include approximately 335,000 net Marcellus acres, approximately 55,000 of which we would classify as core developed acres and approximately 70,000 of which we would classify as core undeveloped acres. The Chevron Assets also include approximately 400,000 net undeveloped Utica acres. We believe the undeveloped acreage to be acquired in the Chevron Acquisition will add approximately 200,000 net feet of pay(1) to our existing development schedule.

        The Chevron Assets are currently producing approximately 450 net MMcfe per day (approximately 75% natural gas and approximately 25% liquids) from approximately 550 gross wells. We believe the proved developed producing (PDP) reserves to be acquired in the Chevron Acquisition have a PV10 (pre-tax discounted future net cash flows) of approximately $835 million.(2) In addition, the Chevron Assets include an extensive inventory of approximately 100 work-in-process wells at various stages in the development cycle, which have approximately $270 million invested into them to date. We have hedged a large portion of the expected gas production from the Chevron Assets for the next several years, with approximately 75%, 65% and 55% of the expected gas production hedged in the first, second and third year, respectively, after the consummation of the Chevron Acquisition.

        The Chevron Assets also include a 31% ownership interest in the Laurel Mountain Midstream gathering assets, which are operated by The Williams Companies, Inc., and two water systems that

(1)
Feet of pay refers to anticipated horizontal feet expected to be developed in a formation that we believe are capable of producing hydrocarbons in commercial quantities. These indications of "pay" may not necessarily forecast the amount of future production or reserve quantities from the wells, which can be dependent upon numerous other factors.

(2)
PV10 is a non-GAAP measure and should not be considered as an alternative to standardized measure, the most directly comparable GAAP financial measure. Our management believes that the presentation of PV10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and natural gas companies without regard to the specific tax characteristics of such companies and may provide a useful point of reference to analyze the relative value and size of the Chevron Acquisition and the PDP reserves associated therewith (the Chevron PDP reserves). PV10 does not represent an estimate of the fair market value of the Chevron PDP reserves. Actual future net cash flows from the Chevron PDP reserves will be affected by factors such as the actual prices we receive for natural gas, NGLs and oil, the amount, timing and cost of actual production and changes in governmental regulations or taxation. The timing of both our production and our incurrence of expenses in connection with the development and production of the properties will affect the timing and amount of actual future net revenues from the Chevron PDP reserves, and thus their actual present value. We have not provided the standardized measure for the Chevron PDP reserves or a reconciliation of PV10 to standardized measure as neither are available without unreasonable effort. Standardized measure includes the effects of estimated future income tax expenses on future net revenues; such taxes may be significant and are difficult to project with a reasonable degree of accuracy.

provide both fresh and produced water handling capabilities, which water systems have approximately $100 million invested into them to date.

        We expect to partially fund the purchase price of the Chevron Acquisition with the net proceeds from this offering and the remainder of the purchase price from a combination of cash on hand, borrowings under our revolving credit facility and the net proceeds from the Equity Offering (as defined and described below in "—Equity Offering"). We currently expect to close the Equity Offering on October 30, 2020; however, we cannot assure you that the Equity Offering will be completed. This offering is not conditioned on the consummation of the Equity Offering, and the Equity Offering is not conditioned on the consummation of this offering.

        We expect to close the Chevron Acquisition late in the fourth quarter of 2020, subject to the satisfaction of customary closing conditions, although we cannot assure you that we will complete the Chevron Acquisition on the terms contemplated or at all. Please read the "Risk Factors—Risks Related to the Chevron Acquisition" section in this prospectus supplement for more information on the Chevron Acquisition and the risks related thereto. This offering is not conditioned on the consummation of the Chevron Acquisition, and the Chevron Acquisition is not conditioned on the consummation of this offering or the Equity Offering.

        On October 23, 2020, in connection with the entry into the PSA, we also entered into a commitment letter with Citigroup Global Markets Inc., Credit Suisse AG and Bank of America, N.A. and certain of their affiliates pursuant to which such banks committed to provide, subject to the terms and conditions set forth therein, up to $350.0 million of senior unsecured bridge loans (the Bridge Facility), the proceeds of which may be used to pay a portion of the purchase price for the Chevron Acquisition. We intend to issue the common stock in the Equity Offering and/or the notes in this offering in lieu of borrowing under the Bridge Facility.

Equity Offering

        On October 27, 2020, we commenced and priced a public offering of 20,000,000 shares of our common stock (the Equity Offering). We also granted the underwriters an option to purchase up to 3,000,000 additional shares of our common stock. The offering is expected to close on October 30, 2020, subject to customary closing conditions.

        We estimate that, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, we will receive approximately $296.0 million of net proceeds from the Equity Offering, or $340.5 million if the underwriters exercise in full their option to purchase additional shares. We expect to partially fund the purchase price of the Chevron Acquisition with the net proceeds from the Equity Offering. However, the consummation of Equity Offering is not conditioned upon the completion of the Chevron Acquisition, and the consummation of the Equity Offering is not a condition to the completion of the Chevron Acquisition. If the Chevron Acquisition is not consummated, we intend to use the net proceeds of the Equity Offering to repay or redeem outstanding indebtedness, including those with near-term maturities, and for general corporate purposes.

Tender Offer for the 2021 Notes and the 2022 Notes

        On October 30, 2020, we will commence the Tender Offer to purchase for cash up to $150 million combined aggregate principal amount of the outstanding 2021 notes and the 2022 notes, with priority for acceptance given to the 2022 notes. As of October 30, 2020, there was $143.9 million aggregate principal amount of the 2021 notes outstanding and $750.0 million aggregate principal amount of the 2022 notes outstanding.

        The Tender Offer will be made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2020 (as may be amended or supplemented from time to time, the Offer to Purchase). We intend to pay the purchase price for, and accrued and unpaid interest on, the notes validly tendered and accepted for purchase in the Tender Offer with borrowings under our revolving credit facility. The Tender Offer will not be contingent on holders tendering any minimum amount of the 2021 notes or the 2022 notes. The Tender Offer will be scheduled to expire at 11:59 p.m., New York City time, on November 30, 2020, subject to our right to extend the Tender Offer. We may amend, extend or terminate the Tender Offer in our sole discretion pursuant to the terms and subject to the conditions set forth in the Offer to Purchase.

        The Tender Offer will not be conditioned on the consummation of this offering, and this offering is not conditioned on the consummation of the Tender Offer or the tender of any specified amount of the 2021 notes or the 2022 notes. Nothing contained in this prospectus supplement should be construed as an offer to purchase the 2021 notes or the 2022 notes; the Tender Offer will be made only to the recipients of the Offer to Purchase, upon the terms and subject to the conditions set forth therein. BofA Securities, Inc., one of the underwriters of this offering, will act as dealer manager in connection with the Tender Offer for which it will receive customary fees.

        Following the closing of this offering and the completion of the Tender Offer, we may, in our sole discretion and subject to applicable law, from time to time, repurchase any 2021 notes or 2022 notes that remain outstanding after the Tender Offer, through open market or privately negotiated transactions, by one or more additional tender or exchange offers, or by redemption under the terms of the indenture governing such notes, in each case upon terms that may or may not differ from the terms of the Tender Offer. This prospectus supplement does not constitute a notice of redemption under the optional redemption provisions of such indenture.

 The Offering

Issuer	EQT Corporation.
Securities Offered	$300.0 million aggregate principal amount of % Senior Notes due 2029.
Maturity Date	The notes will mature on , 2029.
Interest Rate	The notes will bear interest at the rate of % per annum.
Interest Payment Dates	Interest on the notes will be paid semi-annually in arrears on January 15 and July 15 in each year, commencing on July 15, 2021.
Optional Redemption

EQT may redeem some or all of the notes at its option, at any time and from time to time, in whole or in part, at the redemption prices described in this prospectus supplement under the section "Description of Notes—Optional Redemption."

Notwithstanding the foregoing, if the notes are redeemed on or after                        , 20     (             months prior to the maturity date of the notes), the redemption price will be 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption. See the section "Description of Notes—Optional Redemption" in this prospectus supplement.

Change of Control

If EQT experiences specific kinds of changes of control accompanied by a specified ratings decline, or its Board of Directors adopts a plan of liquidation or dissolution, EQT must offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. See the section "Description of Notes—Repurchase at the Option of Holders upon Change of Control" in this prospectus supplement.

Ranking	The notes will be senior unsecured debt obligations of EQT and will rank equally with all of EQT's other unsecured and unsubordinated debt obligations from time to time outstanding.

The notes will be effectively subordinated to any of EQT's existing and future secured debt to the extent of the assets securing that debt, and structurally subordinated to all existing and any future debt and any other liabilities of EQT's subsidiaries. As of September 30, 2020, EQT had approximately $4.7 billion outstanding indebtedness with which the notes will rank pari passu.

Further Issues

EQT may, at any time and from time to time, without notice to or consent of the holders, issue additional debt securities of the same tenor, coupon and other terms as the notes offered hereby. Any such additional notes, together with the notes offered hereby, will constitute a single series of notes under the Indenture (as defined herein); provided, that any such additional notes that are not fungible with the notes of such series for U.S. federal income tax purposes will have a separate CUSIP, ISIN and/or other identifying number, if applicable, than the notes.

Certain Covenants

The Indenture governing the notes will contain covenants that limit the ability of EQT and its subsidiaries to incur debt secured by liens and enter into sale and leaseback transactions and that limit the ability of EQT to consolidate, merge or sell other than for cash or lease its assets substantially as an entirety to another entity or to purchase the assets of another entity substantially as an entirety. These covenants are subject to important exceptions and qualifications, which are described in the "Description of Notes" section of this prospectus supplement.

Use of Proceeds

We expect to receive aggregate net proceeds of approximately $             million from the sale of the notes to the underwriters after deducting the underwriters' discount and other offering expenses payable by us. We expect to partially fund the purchase price of the Chevron Acquisition with the net proceeds from this offering and the remainder of the purchase price from a combination of cash on hand, borrowings under our revolving credit facility and the net proceeds from the Equity Offering. However, the consummation of this offering is not conditioned upon the completion of the Chevron Acquisition or the Equity Offering, and the consummation of this offering is not a condition to the completion of the Chevron Acquisition or the Equity Offering.

There can be no assurance that we will complete the Chevron Acquisition or the Equity Offering on the terms described herein or at all. If the Chevron Acquisition is not consummated, we intend to use the net proceeds from this offering to repay or redeem outstanding indebtedness, including those with near-term maturities, and for general corporate purposes. Please read the "Use of Proceeds" section in this prospectus supplement.

Governing Law	The notes and the Indenture will be governed by the laws of the State of New York.
Trustee, Registrar and Paying Agent	The Bank of New York Mellon.

Material U.S. Federal Income Tax Considerations

You should consult your own tax advisors as to the particular tax consequences to you of the ownership and disposition of the notes, including with respect to the applicability and effect of any U.S. federal, state, local or non-U.S. income tax laws or any tax treaty, and any changes (or proposed changes) in tax laws or interpretations thereof. See the "Material U.S. Federal Income Tax Considerations" section in this prospectus supplement.

Risk Factors

See the "Risk Factors" section in this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the section captioned Part I, Item 1, "Risk Factors" beginning on page 20 of our Annual Report on Form 10-K for the year ended December 31, 2020, as updated by the sections captioned Part II, Item 1A, "Risk Factors" in our subsequently filed Quarterly Reports on Form 10-Q, for a discussion of the factors you should carefully consider before deciding to invest in the notes.

 Selected Historical Consolidated Financial Data of EQT

        You should read the summary historical consolidated financial data set forth below in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and the consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020 and September 30, 2020, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. We derived the following summary historical financial statement of consolidated operations data and summary historical cash flow data for the years ended December 31, 2019, 2018 and 2017 and the summary historical balance sheet data as of December 31, 2019 and 2018 from our audited consolidated financial statements, and we derived the following summary historical financial statement of consolidated operations data and summary historical cash flow data for the nine months ended September 30, 2020 and 2019 and the summary historical balance sheet data as of September 30, 2020 from our unaudited consolidated financial statements.

	Years ended December 31,			Nine months ended September 30,
(dollars in thousands)	2019	2018	2017	2020	2019
				(unaudited)
Statements of consolidated operations
Operating revenues:
Sales of natural gas, natural gas liquids and oil	$3,791,414	$4,695,519	$2,651,318	$1,812,965	$2,941,767
Gain (loss) on derivatives not designated as hedges	616,634	(178,591)	390,021	(11,320)	455,952
Net marketing services and other	8,436	40,940	49,681	4,613	7,282

Total operating revenues	4,416,484	4,557,868	3,091,020	1,806,258	3,405,001
Operating expenses:
Transportation and processing	1,752,752	1,697,001	1,164,783	1,273,161	1,314,172
Production	153,785	195,775	181,349	118,379	117,545
Exploration	7,223	6,765	17,565	4,959	6,356
Selling, general and administrative	253,006	284,220	208,986	134,609	214,562
Depreciation and depletion	1,538,745	1,569,038	970,985	1,021,649	1,154,519
Impairment/loss on sale/exchange of long-lived assets	1,138,287	2,709,976	—	102,721	13,935
Impairment of intangible assets and goodwill	15,411	530,811	—	—	15,411
Impairment and expiration of leases	556,424	279,708	7,552	145,496	127,719
Amortization of intangible assets	35,916	41,367	5,400	22,433	28,439
Transaction, proxy and reorganization	117,045	26,331	152,188	6,600	102,386

Total operating expenses	5,568,594	7,340,992	2,708,808	2,830,007	3,095,044

Operating (loss) income	(1,152,110)	(2,783,124)	382,212	(1,023,749)	309,957
Gain on Equitrans Share Exchange	—	—	—	(187,223)	—
Loss on investment in Equitrans Midstream Corporation	336,993	72,366	—	303,844	276,779
Dividend and other (income) expense	(91,483)	(7,017)	2,987	(31,204)	(67,592)
Loss on debt extinguishment	—	—	12,641	20,712	—
Interest expense	199,851	228,958	167,971	196,914	154,785

(Loss) income from continuing operations before income taxes	(1,597,471)	(3,077,431)	198,613	(1,326,792)	(54,015)
Income tax (benefit) expense	(375,776)	(696,511)	(1,188,416)	(295,938)	(9,244)

(Loss) income from continuing operations	(1,221,695)	(2,380,920)	1,387,029	(1,030,854)	(44,771)
Income from discontinued operations, net of tax	—	373,762	471,113	—	—

	Years ended December 31,			Nine months ended September 30,
(dollars in thousands)	2019	2018	2017	2020	2019
				(unaudited)
Net (loss) income	(1,221,695)	(2,007,158)	1,858,142	(1,030,854)	(44,771)
Less: Net income from discontinued operations attributable to noncontrolling interests	—	237,410	349,613	—	—

Net (loss) income attributable to EQT Corporation	$(1,221,695)	$(2,244,568)	$1,508,529	$(1,030,854)	$(44,771)

Amounts attributable to EQT Corporation:
(Loss) income from continuing operations	$(1,221,695)	$(2,380,920)	$1,387,029	$(1,030,854)	$(44,771)
Income from discontinued operations, net of tax	—	136,352	121,500	—	—

Net (loss) income attributable to EQT Corporation	$(1,221,695)	$(2,244,568)	$1,508,529	$(1,030,854)	$(44,771)

	Years ended December 31,			Nine months ended September 30,
(dollars in thousands)	2019	2018	2017	2020	2019
				(unaudited)
Statements of consolidated cash flows
Net cash provided by (used in):
Operating activities	$1,851,704	$2,976,256	$1,637,698	$1,131,577	$1,633,854
Investing activities	(1,601,142)	(3,979,104)	(4,202,070)	(622,708)	(1,256,210)
Financing activities	(249,453)	859,020	1,533,147	(499,797)	(373,589)

	As of December 31,
			As of September 30, 2020
(dollars in thousands)	2019	2018
			(unaudited)
Consolidated balance sheets
Total assets	$18,809,227	$20,721,344	$17,574,735
Net property, plant and equipment	16,155,490	17,392,507	15,557,417
Long-term debt, including current portion	5,292,979	5,497,381	4,730,950
Total shareholders' equity	9,803,588	10,958,229	8,845,809

RISK FACTORS

        Any investment in the notes involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus supplement, the accompanying prospectus, any free writing prospectus and the documents incorporated by reference herein and therein before deciding whether to purchase the notes. In particular, you should carefully consider, among other things, the risks to our business and other matters discussed under the section captioned Part I, Item 1A, "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2019, as updated by the sections captioned Part II, Item 1A, "Risk Factors" in our subsequently filed Quarterly Reports on Form 10-Q. If any such risks and uncertainties actually occur, you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, financial condition or results of operations and result in a loss of all or part of your investment.

Risks Related to the Chevron Acquisition

We may not consummate the Chevron Acquisition and this offering is not conditioned on the consummation of the Chevron Acquisition.

        We intend to use the net proceeds from this offering, along with a combination of cash on hand, borrowings under our revolving credit facility and/or the net proceeds from the Equity Offering, to fund the purchase price of the Chevron Acquisition. However, the consummation of the Chevron Acquisition is subject to various customary and other closing conditions, some of which are beyond our control, and we cannot assure you that the Chevron Acquisition will be consummated. Further, we may not consummate the Equity Offering, which is subject to market conditions and other factors.

        This offering is not conditioned on the consummation of the Chevron Acquisition. Therefore, upon the closing of this offering, you will become a holder of our debt securities regardless of whether the Chevron Acquisition is consummated, delayed, modified or terminated. In addition, if the Chevron Acquisition is not consummated, our management will have broad discretion in the application of the net proceeds from this offering and could apply the proceeds in ways that you may not approve.

If the Chevron Acquisition is consummated, we may be unable to successfully integrate the Chevron Assets into our business or achieve the anticipated benefits of the Chevron Acquisition.

        Our ability to achieve the anticipated benefits of the Chevron Acquisition will depend in part upon whether we can integrate the Chevron Assets and their operations into our existing business in an efficient and effective manner. We may not be able to accomplish this integration process successfully. The successful acquisition of producing properties, including the Chevron Assets, requires an assessment of several factors, including:

  •
  recoverable reserves;

  •
  future natural gas and oil prices and their appropriate differentials;

  •
  availability and cost of transportation of production to markets;

  •
  availability and cost of drilling equipment and of skilled personnel;

  •
  development and operating costs including access to water and potential environmental and other liabilities; and

  •
  regulatory, permitting and similar matters.

        The accuracy of these assessments is inherently uncertain. In connection with these assessments, we have performed a review of the subject properties that we believe to be generally consistent with industry practices. The review was based on our analysis of historical production data, assumptions regarding capital expenditures and anticipated production declines without review by an independent petroleum engineering firm. Data used in such review was furnished by the seller or obtained from publicly available sources. Our review may not reveal all existing or potential problems or permit us to fully assess the deficiencies and potential recoverable reserves for all of the acquired properties, and the reserves and production related to the Chevron Assets may differ materially after such data is reviewed by an independent petroleum engineering firm or further by us. Inspections will not always be performed on every well, and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or a portion of the underlying deficiencies. We are often not entitled to contractual indemnification for environmental liabilities and acquire properties on an "as is" basis, and, as is the case with certain liabilities associated with the assets to be acquired in the Chevron Acquisition, we are entitled to indemnification for only certain environmental liabilities. The integration process may be subject to delays or changed circumstances, and we can give no assurance that the Chevron Assets will perform in accordance with our expectations or that our expectations with respect to integration or cost savings as a result of the Chevron Acquisition will materialize.

We will incur significant transaction and acquisition-related costs in connection with the Chevron Acquisition.

        We expect to incur significant costs associated with the Chevron Acquisition and integrating the Chevron Assets within our operations. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the Chevron Assets, should allow us to offset incremental transaction and acquisition-related costs over time, this net benefit may not be achieved in the near term or at all.

Failure to complete the Chevron Acquisition could negatively impact our future business and financial results.

        If the Chevron Acquisition is not completed or if there are significant delays in completing the Chevron Acquisition, our future business and financial results and the trading price of our common stock could be negatively affected. In particular, there may be negative reactions from the financial markets due to the fact that current prices of our common stock may reflect a market assumption that the Chevron Acquisition will be completed.

Risks Related to this Offering

The notes are structurally subordinated to the liabilities of our subsidiaries and effectively subordinated to any existing and future secured debt to the extent of the assets securing any such secured debt. We may not have sufficient funds to fulfill our obligations under the notes.

        The notes are our exclusive obligations. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our debt is structurally subordinated to all existing and future debt, trade creditors, and other liabilities of our subsidiaries and effectively subordinated to any existing and future secured debt to the extent of the assets securing any such secured debt. Our rights, and hence the rights of our creditors, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise would be subject to the prior claims of that subsidiary's creditors, except to the extent that our claims as a creditor of such subsidiary may be recognized. As a result of the foregoing and due to other factors, we may not have sufficient funds to fulfill our obligations under the notes.

We depend upon our subsidiaries to service our debt.

        Our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. Our subsidiaries are separate and distinct legal entities. They have no obligation to pay any amounts due under the notes or to provide us with funds for our payment obligations. Payment to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and other business considerations.

Our substantial indebtedness could adversely affect our financial condition.

        We currently have, and after the completion of this offering, we will continue to have, a significant amount of indebtedness. This significant amount of indebtedness could limit our ability to obtain additional financing for working capital, capital expenditures, stock repurchases, acquisitions, debt service requirements or other purposes. It may also increase our vulnerability to adverse economic, market and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business operations or to our industry overall, and place us at a disadvantage in relation to our competitors that have lower debt levels. Any or all of the above events and/or factors could have an adverse effect on our results of operations and financial condition.

We and our subsidiaries may still be able to incur substantially more debt.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The Indenture will not restrict our or our subsidiaries' ability to incur a specified amount of secured indebtedness or an unlimited amount of secured indebtedness to the extent the notes are secured equally and ratably with such indebtedness. In addition, the notes will not require us to achieve or maintain any minimum financial results relating to our financial condition or results of operations. Our ability to recapitalize, incur additional debt, and to take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due. In addition, we will not be restricted from repurchasing common stock by the terms of the notes.

We may issue additional notes.

        We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes, which notes will be equal in rank to the notes offered hereby so that the new notes may be consolidated and form a single series with the notes offered hereby and have the same terms as to status, redemption or otherwise as such notes (except for the issue date and, under certain circumstances, the issue price, the initial interest payment date and the date from which interest thereon will begin to accrue).

The notes will not be protected by restrictive covenants.

        Except for limitations on liens and sale and leaseback transactions, the Indenture will not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries.

A change of control followed by a ratings decline may adversely affect our liquidity, and we may not be able to repurchase the notes upon such an event.

        If we experience specific kinds of changes of control accompanied by a specified ratings decline within a certain period of time following such change of control, we must offer to repurchase all of the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest. See the section" Description of Notes—Repurchase at the Option of Holders upon Change of Control" in this prospectus supplement. If such events were to occur, we cannot assure you that we will have the financial resources to purchase your notes, particularly if such events trigger a similar repurchase requirement for, or result in the acceleration of, other existing or future indebtedness. If we do not have sufficient funds available to repurchase all of the notes tendered pursuant to such an offer, we may be required to refinance some or all of our indebtedness. There can be no assurance that we would be able to refinance our indebtedness or, if a refinancing were to occur, that the refinancing would be on terms favorable to us. Any failure to purchase the notes as required under the Indenture would result in a default thereunder and could lead to a cross-default under certain of our other indebtedness, including our revolving credit facility.

There is no public market for the notes.

        We can give no assurances concerning the liquidity of any market that may develop for the notes offered hereby, the ability of any investor to sell the notes, or the prices at which investors would be able to sell them. If a market for the notes does not develop, investors may be unable to resell the notes for an extended period of time, if at all. If a market for the notes does develop, it may not continue or it may not be sufficiently liquid to allow holders to resell any of the notes. Consequently, investors may not be able to liquidate their investment readily, and lenders may not readily accept the notes as collateral for loans.

Our credit ratings may not reflect all risks of an investment in the notes, and changes in our credit ratings may adversely affect your investment in the notes and may require us to post cash collateral or additional letters of credit.

        The credit ratings assigned to the notes are not a recommendation to buy, sell or hold the notes and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. Each agency's rating should be evaluated independently of any other agency's rating. We have no obligation to maintain the ratings, and neither we nor any underwriter undertakes any obligation to advise holders of notes of any change in ratings.

        We cannot assure you that our credit ratings will remain in effect for any given period of time or that a rating will not be revised downward, placed on a watch list, or withdrawn entirely by the applicable rating agencies if in their judgment circumstances so warrant. Certain credit rating agencies have placed us on their negative credit watch lists and stated that our corporate credit rating could be downgraded in connection with or following this offering. An increase in the level of our outstanding indebtedness, an inability to reduce our indebtedness in a timely fashion or at all, or other events that could have an adverse impact on our business, properties, financial condition, results of operations or prospects, may cause the rating agencies to downgrade our debt credit rating generally and the ratings on the notes. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the trading price for or liquidity of the notes, increase our corporate borrowing costs, limit our access to the capital markets or result in more restrictive covenants in future debt agreements.

        In addition, downgrades in our credit ratings would allow certain counterparties to our pipeline and gathering agreements to require us to post cash collateral or letters of credit to support our commitments to them. Although we believe we have sufficient letter of credit capacity or other liquidity options to deal with such a scenario, we cannot predict the impact these posting requirements may have on our business, financial condition, results of operations or prospects.

 USE OF PROCEEDS

        We expect to receive aggregate net proceeds of approximately $             million from the sale of the notes to the underwriters after deducting the underwriters' discount and other offering expenses payable by us. We expect to partially fund the purchase price of the Chevron Acquisition with the net proceeds from this offering and the remainder of the purchase price from a combination of cash on hand, borrowings under our revolving credit facility and/or the net proceeds from the Equity Offering.

        However, the consummation of this offering is not conditioned upon the completion of the Chevron Acquisition or the Equity Offering, and the consummation of this offering is not a condition to the completion of the Chevron Acquisition or the Equity Offering. There can be no assurance that we will complete the Chevron Acquisition or the Equity Offering on the terms described herein or at all. Please read the "Summary—Recent Developments—Pending Chevron Acquisition" section in this prospectus supplement for more information regarding the Chevron Acquisition.

        If the Chevron Acquisition is not consummated, we intend to use the net proceeds from this offering to repay or redeem outstanding indebtedness, including those with near-term maturities, and for general corporate purposes. If the Chevron Acquisition is not consummated and we use the net proceeds from this offering to repay or redeem outstanding indebtedness, certain of the underwriters or their respective affiliates may be holders of the indebtedness repaid or redeemed with the net proceeds from this offering and, accordingly, may receive a portion of the net proceeds from this offering upon such repayment or redemption.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2020:

  •
  on a historical basis; and

  •
  on an as adjusted basis to give effect to this offering and the Equity Offering (assuming no exercise of the underwriters' option to purchase additional shares) and the application of the net proceeds therefrom to fund a portion of the purchase price of the Chevron Acquisition.

        The following table does not give effect to the Tender Offer.

        This table should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the consolidated financial statements and notes thereto included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, as well as the "Use of Proceeds" section in this prospectus supplement.

	As of September 30, 2020
	Historical	As Adjusted
	(in thousands)
Cash and cash equivalents(1)	$13,668		$13,668

Debt(3):
Revolving credit facility(2)(4)	$244,500		$244,500
4.875% notes due 2021(2)	143,680		143,680
3.000% notes due 2022(2)	746,785		746,785
3.900% notes due 2027	1,241,892		1,241,892
7.42% Series B medium-term notes due 2023	10,000		10,000
8.81% to 9.00% Series A medium-term notes due 2020 through 2021	35,200		35,200
7.75% debentures due 2026	112,100		112,100
7.875% notes due 2025	992,471		992,471
8.750% notes due 2030	743,553		743,553
1.75% Convertible notes due 2026	354,436		354,436
Note payable to EQM Midstream Partners, LP	106,333		106,333
Notes offered hereby	—

Total debt	$4,730,950	$

Shareholders' equity:
Common stock, no par value; 640,000 shares authorized; 257,003 shares issued (historical) and 277,003 shares (as adjusted)	$7,895,628		$8,191,603
Treasury stock, shares at cost; 1,658 shares	(29,347)		(29,347)
Retained earnings	984,571		984,571
Accumulated other comprehensive loss	(5,043)		(5,043)

Total shareholders' equity	$8,845,809		$9,141,784

Total capitalization	$13,576,759	$

(1)
In addition to the net proceeds from this offering and from the Equity Offering, we expect to fund the purchase price of the Chevron Acquisition from a combination of cash on hand and/or borrowings under our revolving credit facility, which are not reflected in the table above.

(2)
The table above does not reflect the Tender Offer. As described in the section "Summary—Recent Developments—Tender Offer for the 2021 Notes and the 2022 Notes" in this prospectus supplement, on October 30, 2020, we will commence the Tender Offer to purchase for cash up to $150 million combined aggregate principal amount of the outstanding 2021 notes and the 2022 notes, with priority for acceptance given to the 2022 notes. We intend to pay the purchase price for, and accrued and unpaid interest on, the notes validly tendered and accepted for purchase in the Tender Offer with borrowings under our revolving credit facility.

(3)
Net of unamortized discount and debt issuance costs of approximately $40.1 million.

(4)
The Company has a $2.5 billion revolving credit facility that expires in July 2022. For the three months ended September 30, 2020, the maximum amount of outstanding borrowings at any time was approximately $399 million and the average daily balance was approximately $149 million. As of October 26, 2020, there were $519.5 million of outstanding borrowings (approximately $92 million of which were applied toward the purchase price of the Chevron Acquisition and approximately $401 million of which were used to fund margin deposits) and approximately $0.8 billion of letters of credit outstanding thereunder. Of the approximately $401 million of margin deposits, approximately $240 million were margin deposit requirements on the Company's over the counter (OTC) derivative instruments; changes in credit ratings, as well as other factors such as natural gas prices, may affect margin deposit requirements on the Company's OTC derivative instruments.

DESCRIPTION OF NOTES

        The following description is only a summary of certain provisions of the Indenture and the notes, copies of which are available upon request to us at the address set forth under "Where You Can Find More Information." In this Description of Notes section, the term "EQT" refers only to EQT Corporation and not to any of its subsidiaries or affiliates. You can find the definitions of capitalized terms used in this description under the subheading "Certain Definitions." Certain defined terms used in this description but not defined below under "Certain Definitions" have the meanings assigned to them in the Indenture. We urge you to read the Indenture and the notes because they, and not this description, define your rights as holders of the notes.

General

        EQT will issue the notes as a series of debt securities under a base indenture, dated as of March 18, 2008, as supplemented by a second supplemental indenture, dated as of June 30, 2008 (together, the base indenture), between EQT, as successor, and The Bank of New York Mellon, as trustee (the Trustee), as supplemented by an eleventh supplemental indenture (together with the base indenture, the Indenture) to be entered into between EQT and the Trustee with respect to the notes.

        The notes will be senior, unsecured obligations of EQT and will rank equally with all of EQT's other existing and future unsecured and unsubordinated indebtedness. The notes will be represented by Global Securities, which will be deposited with, or on behalf of, The Depository Trust Company (DTC), New York, New York, and registered in the name of DTC's nominee. Each note represented by a Global Security is referred to herein as a "Book-Entry Note."

        The Indenture does not limit the amount of notes or other debt securities of EQT that may be issued under the Indenture. EQT may at any time and from time to time, without notice to or consent of the holders, issue additional debt securities. Any such additional notes will have the same ranking, interest rate, maturity date and other terms as the notes offered hereby. Any such additional notes, together with the notes offered hereby, will constitute a single series of notes under the Indenture; provided, that any such additional notes that are not fungible with the notes for U.S. federal income tax purposes will have a separate CUSIP, ISIN and/or other identifying number, if applicable, than the notes. References herein to the notes shall include (unless the context otherwise requires) any additional notes issued as described in this paragraph.

        Unless otherwise provided and except with respect to Book-Entry Notes, principal of and premium, if any, and interest, if any, on the notes will be payable, and the transfer of notes will be registrable, at the Corporate Trust Office of the Trustee, except that, at the option of EQT, interest may be paid by mailing a check to the holder of the notes entitled thereto or, in accordance with arrangements satisfactory to the Trustee, at the option of the holder of the notes by wire transfer to an account designated by such holder.

        For a description of payments of principal of, and premium, if any, and interest on, and transfer of, Book-Entry Notes and exchanges of Global Securities representing Book-Entry Notes, see "—Book-Entry, Delivery and Form."

        The notes will be issued only in fully registered form without coupons only in denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

Payments

        The stated maturity of principal for the notes will be                        , 2029. The notes will bear interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from                        , 2020 at the rate of        % per annum, payable semi-annually in arrears. Interest on the notes will be payable on January 15 and July 15 of each year, commencing on July 15, 2021, to the

holders of record of the notes at the close of business on the                or                 (whether or not a Business Day), as the case may be, preceding the relevant interest payment date. Interest payable on each interest payment date will include interest accrued from                        , 2020 or from the most recent interest payment date to which interest has been paid or duly provided for. If any payment date is not a Business Day, then payment will be made on the next succeeding Business Day, but without any additional interest or other amount.

Optional Redemption

        We may redeem the notes at our option, at any time and from time to time, in whole or in part, at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption; and

  •
  the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (assuming that such notes matured on their Par Call Date) exclusive of interest accrued to, but excluding, the date of redemption, discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30 day months) at the applicable Treasury Rate plus        basis points, plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the date of redemption.

        Notwithstanding the foregoing, if the notes are redeemed on or after the Par Call Date, the redemption price will be 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

        For purposes of determining the optional redemption price, the following definitions are applicable:

        "Comparable Treasury Issue" means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date:

  •
  the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or

  •
  if the Independent Investment Banker is unable to obtain at least four such Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained by the Independent Investment Banker.

        "Independent Investment Banker" means one of BofA Securities, Inc., Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as specified by EQT, or if these firms are unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by EQT.

        "Par Call Date" means                        , 20     (            months prior to the stated maturity date of the notes).

        "Reference Treasury Dealer" means (i) BofA Securities, Inc., Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC (and their respective successors), provided however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer (a "Primary Treasury Dealer"), EQT will substitute therefor another Primary Treasury Dealer and (ii) one other Primary Treasury Dealer selected by EQT.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date for the notes, an average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue for the notes (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

        "Treasury Rate" means, with respect to any redemption date for the notes, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

General

        Unless EQT defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption. If fewer than all of the notes are to be redeemed, the notes or portions thereof will be selected for redemption from the outstanding notes not previously called in accordance with applicable DTC procedures.

        Notice of any redemption will be mailed, or delivered electronically if such notes are held by any depositary (including, without limitation, DTC) in accordance with such depositary's customary procedures, at least 15 days, but not more than 60 days, before the redemption date to each registered holder of notes to be redeemed.

        Except as set forth above, the notes will not be redeemable by EQT prior to maturity and will not be entitled to the benefit of any sinking fund.

Repurchase at the Option of Holders upon Change of Control

        If a Change of Control occurs with respect to the notes, unless EQT has previously or concurrently exercised its right to redeem all of the notes as described under "—Optional Redemption," each holder of notes will have the right to require EQT to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such holder's notes pursuant to the offer described below (the Change of Control Offer). In the Change of Control Offer, EQT will offer a payment (the Change of Control Payment) in cash equal to 101% of the aggregate principal amount of the notes to be repurchased plus accrued and unpaid interest thereon, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the date of purchase).

        No later than 30 days following any Change of Control, EQT will mail a notice to each holder describing that Change of Control and offering to repurchase the notes on the date specified in such notice (the Change of Control Payment Date), which date will be no earlier than 30 days nor later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. EQT will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described herein, EQT will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of EQT's compliance with such securities laws or regulations.

        On the Change of Control Payment Date, EQT will, to the extent lawful:

  (1)
  accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

  (2)
  deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

  (3)
  deliver or cause to be delivered to the Trustee (a) an Officer's Certificate to the Trustee stating that such notes or portions thereof have been tendered to and purchased by EQT and (b) at EQT's option, the notes so accepted for cancellation.

        The Paying Agent will promptly mail to each holder of notes so tendered and not withdrawn the Change of Control Payment for such tendered notes, with such payments to be made through the facilities of DTC for all notes in global form, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any, by such holder; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

        EQT will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The provisions described above that require EQT to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the notes to require that EQT repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

        The Credit Agreement currently treats certain change of control events with respect to EQT as an event of default entitling the lenders to terminate all further lending commitments, to accelerate all loans then outstanding and to exercise other remedies. The occurrence of a Change of Control may result in a default under future Indebtedness of EQT and its Subsidiaries, and give the lenders thereunder the right to require EQT to repay obligations outstanding thereunder. Moreover, the exercise by holders of their right to require EQT to repurchase the notes could cause a default under such future Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on EQT. EQT's ability to repurchase notes following a Change of Control also may be limited by its then existing financial resources.

        EQT will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by EQT and purchases all notes validly tendered and not withdrawn under such Change of Control Offer, (2) a notice of redemption for all outstanding notes has been given, unless and until there is a default in payment of the applicable redemption price or (3) in connection with or in contemplation of any publicly announced Change of Control, EQT has made an offer to purchase (an Alternate Offer) any and all notes validly tendered at a cash price equal to or higher than the Change of Control Payment and has purchased all notes properly tendered in accordance with the terms of the Alternate Offer.

        A Change of Control Offer or Alternate Offer may be made in advance of a Change of Control, and conditioned upon the occurrence of a Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer or Alternate Offer. The closing date of any such Change of Control Offer or Alternate Offer made in advance of a Change of Control Triggering Event may be changed to conform to the actual closing date of the Change of Control; provided that such closing date is not earlier than 20 Business Days nor later than 60 days from the date the Change of Control Offer notice is sent, subject to extension, as described in the first paragraph of this section.

        A Change of Control Offer may be made at the same time as consents are solicited with respect to an amendment, supplement or waiver of the Indenture, notes and/or Guarantees (but the Change of Control Offer may not condition tenders on the delivery of such consents).

        The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of EQT and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require EQT to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of EQT and its Subsidiaries taken as a whole may be uncertain.

        If holders of not less than 90% in aggregate principal amount of the outstanding notes validly tender and do not withdraw such notes in a Change of Control Offer or Alternate Offer and EQT, or any other Person making a Change of Control Offer in lieu of EQT as described above, purchases all of the notes validly tendered and not withdrawn by such holders, EQT will have the right, upon not less than 30 nor more than 60 days' prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all notes that remain outstanding following such purchase at a redemption price in cash equal to the applicable Change of Control Payment or Alternate Offering price, as applicable, plus, to the extent not included in the Change of Control Payment or Alternate Offer price, as applicable, accrued and unpaid interest, if any, to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the date of purchase).

Certain Covenants

        The Indenture will contain certain covenants, including, among others, those described below. Except as set forth below, EQT will not be restricted by the Indenture from incurring any type of indebtedness or other obligation, from paying dividends or making distributions on its capital stock or purchasing or redeeming its capital stock. The Indenture will not restrict the ability of EQT or its subsidiaries to transfer assets to and among EQT's subsidiaries.

Restriction on Liens

        The Indenture will provide that EQT shall not, and shall not permit any Restricted Subsidiary to, issue, assume or guarantee any Debt secured by a mortgage, pledge, security interest or lien (any mortgage, pledge, security interest or lien being hereinafter referred to as a "lien" or "liens") upon any Principal Property of EQT or of any Restricted Subsidiary or upon any shares of stock or Debt issued by any Restricted Subsidiary, whether now owned or hereafter acquired, without in any such case effectively providing that the notes together with, if EQT shall so determine, any other indebtedness of or guaranty by EQT or such Restricted Subsidiary then existing or thereafter created which is not subordinated to the notes, shall be secured equally and ratably with (or, at the option of EQT, prior to) such secured Debt so long as such Debt shall be so secured; provided, however, that nothing in the foregoing shall prevent, restrict or apply to (and there shall be excluded from secured Debt in any computation under this covenant) Debt secured by:

  •
  liens on property of, or shares of stock or Debt issued by, any Subsidiary existing at the time such Subsidiary becomes a Restricted Subsidiary; provided, that such lien shall not have been incurred in connection with the transfer by EQT or a Restricted Subsidiary of a Principal Property to such Subsidiary unless EQT, within 180 days of the effective date of such transfer, applies or causes a Restricted Subsidiary to apply an amount equal to the fair value, as determined by EQT's Board of Directors, of such Principal Property at the time of such transfer, to the prepayment or retirement of the notes or other Debt of EQT (other than Debt subordinated to the notes), or Debt of any Restricted Subsidiary (other than Debt owed to EQT or any Restricted Subsidiary), having a stated maturity (x) more than 12 months from the date of such application or (y) which is extendable at the option of the obligor thereon to a date more than 12 months from the date of such application;

  •
  liens on any property, shares of stock or Debt existing at the time of acquisition thereof by EQT or a Restricted Subsidiary (including acquisition through merger or consolidation) or liens to secure the payment of all or any part of the purchase price or construction cost thereof or securing any Debt incurred prior to, at the time of, or within 180 days after, the acquisition of such property, shares of stock or Debt or the completion of any such construction, whichever is later, for the purpose of financing all or any part of the purchase price or construction cost thereof;

  •
  liens on any property to secure all or any part of the cost of development, construction, alteration, repair or improvement of all or any portion of such property, or to secure Debt incurred prior to, at the time of, or within 180 days after, the completion of such development, construction, alteration, repair or improvement, whichever is later, for the purpose of financing all or any part of such cost;

  •
  liens which secure Debt owed by a Restricted Subsidiary to EQT or to another Restricted Subsidiary or by EQT to a Restricted Subsidiary so long as the Debt is held by EQT or a Restricted Subsidiary;

  •
  liens securing Debt of a corporation or other Person which becomes a successor of EQT in accordance with the terms of the Indenture other than Debt incurred by such corporation or other Person in connection with a consolidation, merger or sale of assets in accordance with the terms of the Indenture;

  •
  liens on property of EQT or a Restricted Subsidiary in favor of the United States or any state thereof, or any department, agency or instrumentality or political subdivision of the United States or any state thereof, or in favor of any other country or any political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price or the cost of construction, alteration, repair or improvement of the property subject to such liens (including but not limited to liens incurred in connection with pollution control, industrial revenue or similar financing), or in favor of any trustee or mortgagee for the benefit of holders of indebtedness of any such entity incurred for any such purpose;

  •
  liens securing Debt which is payable, both with respect to principal and interest, solely out of the proceeds of oil, gas, coal or other minerals to be produced from the property subject thereto and to be sold or delivered by EQT or a Subsidiary, including any interest of the character commonly referred to as a "production payment";

  •
  liens created or assumed by a Subsidiary on oil, gas, coal or other mineral property, owned or leased by a Subsidiary, to secure Debt of such Subsidiary for the purpose of developing such property, including any interest of the character commonly referred to as a "production payment"; provided, however, that neither EQT nor any Subsidiary shall assume or guarantee such Debt or otherwise be liable in respect thereof; or

  •
  any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien referred to in the foregoing bullets or of any Debt secured thereby; provided, that such extension, renewal or replacement lien shall be limited to all or any part of the same property that secured the lien extended, renewed or replaced (plus any improvements and construction on such property), or to other property of EQT or its Restricted Subsidiaries not subject to the limitations in the covenant described above under "—Restrictions on Liens", and shall secure no larger amount of Debt than that which had been so secured at the time of such extension, renewal or replacement (plus any premium or fee payable in connection therewith) and, in the case of the fourth bullet above, that the Debt being secured thereby is being secured for the same type of Person as the Debt being replaced.

        The Indenture will also provide that EQT and any one or more Restricted Subsidiaries may issue, assume or guarantee Debt secured by a lien without equally and ratably securing the notes if at the time of such issuance, assumption or guarantee (the Incurrence Time) the aggregate amount of such Debt plus all other Debt of EQT and its Restricted Subsidiaries secured by liens (other than Debt permitted to be secured under the preceding bullets) which would otherwise be subject to the foregoing restrictions after giving effect to the retirement of any Debt which is concurrently being retired, plus the aggregate Attributable Debt (determined as of the Incurrence Time) of Sale and Leaseback Transactions (other than Sale and Leaseback Transactions permitted by the first two bullets below) entered into after the closing date of this offering and in existence at the Incurrence Time (less the aggregate amount of proceeds of such Sale and Leaseback Transactions which shall have been applied in accordance with the third bullet below), does not exceed the greater of (i) $2.5 billion and (ii) 15% of Consolidated Net Tangible Assets; provided that to the extent the aggregate amount of any such Debt exceeds clause (ii) above but does not exceed clause (i), such incremental amount of Debt may only be Debt under the Credit Agreement.

Restriction on Sale and Leaseback Transactions

        The Indenture will further provide that EQT shall not, and shall not permit any Restricted Subsidiary to, enter into any arrangement after the closing of this offering with any bank, insurance company or other lender or investor (other than EQT or another Restricted Subsidiary) providing for the leasing as lessee by EQT or a Restricted Subsidiary of any Principal Property (except a lease for a term not to exceed three years by the end of which term it is intended that the use of such Principal Property by the lessee will be discontinued and a lease which secures or relates to industrial revenue or pollution control bonds or similar financing), which was or is owned by EQT or a Restricted Subsidiary and which has been or is to be sold or transferred by EQT or a Restricted Subsidiary to such Person more than 180 days after the completion of construction and commencement of full operation of such property by EQT or such Restricted Subsidiary, to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such Principal Property (herein referred to as a Sale and Leaseback Transaction), unless:

  •
  EQT or such Restricted Subsidiary would, at the time of entering into such arrangement, be entitled pursuant to the nine bullets set forth under "—Restrictions on Liens" above, without equally and ratably securing the notes, to issue, assume or guarantee Debt secured by a lien on such Principal Property in the amount of the Attributable Debt arising from such Sale and Leaseback Transaction;

  •
  the Attributable Debt of EQT and its Restricted Subsidiaries in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into after the closing date of this offering (other than such Sale and Leaseback Transactions as are permitted as described in the bullet above or the bullet below), plus the aggregate principal amount of Debt secured by liens on Principal Properties then outstanding (not including any such Debt secured by liens described in the nine bullets set forth under "—Restrictions on Liens" above) which do not equally and ratably secure the notes, would not exceed 15% of Consolidated Net Tangible Assets; or

  •
  EQT, within 180 days after any such sale or transfer, applies or causes a Restricted Subsidiary to apply an amount equal to the greater of the net proceeds of such sale or transfer or the fair value, as determined by EQT's Board of Directors, of the Principal Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction to either (or a combination of) (A) the prepayment or retirement of the notes or other Debt of EQT (other than Debt subordinated to the notes), or Debt of any Restricted Subsidiary (other than Debt owed to EQT or any Restricted Subsidiary), or (B) the purchase, construction or development of other property used or useful in the business of EQT.

        Notwithstanding the foregoing, where EQT or any Restricted Subsidiary is the lessee in any Sale and Leaseback Transaction, Attributable Debt shall not include any Debt resulting from the guarantee by EQT or any other Restricted Subsidiary of the lessee's obligation thereunder.

Merger, Consolidation and Sale of Assets

        EQT will not consolidate with any other entity or accept a merger of any other entity into EQT or permit EQT to be merged into any other entity, or sell other than for cash or lease its assets substantially as an entirety to another entity, or purchase the assets of another entity substantially as an entirety, unless:

  •
  either EQT shall be the continuing entity, or the successor, transferee or lessee entity (if other than EQT) shall expressly assume prior to or simultaneously with such consolidation, merger, sale or lease, all obligations under the Indenture or under the notes to be performed or observed by EQT; and

  •
  immediately after such consolidation, merger, sale, lease or purchase EQT or the successor, transferee or lessee entity (if other than EQT) would not be in default in the performance of any covenant or condition of the Indenture.

        In addition, EQT will not consolidate or merge with or into any other entity, or sell other than for cash or lease its assets substantially as an entirety to another entity, or purchase the assets of another entity substantially as an entirety, if, as a result of any such consolidation, merger, sale, lease or purchase, properties or assets of EQT would become subject to a lien which would not be permitted by the Indenture, unless EQT or such successor Person, as the case may be, takes such steps as are necessary to effectively secure the notes equally and ratably with (or prior to) all indebtedness secured thereby.

General Limitations on Payment of Dividends and Making Distributions

        Pennsylvania law prohibits the payment of dividends or the repurchase of EQT shares if EQT is insolvent or if EQT would become insolvent after the dividend or repurchase.

Certain Definitions

        Certain terms used in this description are defined in the Indenture as follows:

        "Attributable Debt" in respect of a Sale and Leaseback Transaction means, as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease involved in such Sale and Leaseback Transaction, as determined in good faith by EQT) of the obligation of the lessee thereunder for net rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, services, insurance, taxes, assessments, water rates or similar charges and any amounts required to be paid by such lessee thereunder contingent upon monetary inflation or the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges) during the remaining term of such lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

        "Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

        "Change of Control" means the occurrence of any of the following:

  (1)
  the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of EQT and its Subsidiaries taken as a whole, to any Person (other than EQT or any of its Subsidiaries), which disposition is followed by a Rating Decline as a result of such sale, lease, transfer, conveyance or other disposition within 60 days after its consummation;

  (2)
  the adoption by EQT's Board of Directors of a plan of liquidation or dissolution of EQT; or

  (3)
  the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person, entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the Voting Stock of EQT, measured by voting power rather than number of shares, which occurrence is followed by a Rating Decline as a result of such transaction within 60 days thereafter.

        "Consolidated Net Tangible Assets" means the aggregate amount of assets of EQT and its consolidated Subsidiaries (less applicable reserves) after deducting therefrom (a) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and (b) all current liabilities except for current maturities of long-term debt, current maturities of capitalized lease obligations, indebtedness for borrowed money having a maturity of less than 12 months from the date of the most recent audited consolidated balance sheet of EQT, but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower and deferred income taxes which are classified as current liabilities, all as of the end of the most recently completed quarterly accounting period of EQT for which financial information is available prior to the time as of which "Consolidated Net Tangible Assets" is being determined.

        "Credit Agreement" means the Second Amended and Restated Credit Agreement dated as of July 31, 2017, and effective on or about the closing date of this offering by and among EQT, as borrower, and the commercial lending institutions and other parties that are agents and lenders thereunder, as amended, restated, modified, supplemented, extended, renewed, refunded, replaced or refinanced in whole or in part from time to time with one or more credit facilities or term loans of EQT or its Subsidiaries.

        "Debt" means indebtedness for borrowed money.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default specified in the Indenture with respect to the notes.

        "Fitch" means Fitch Ratings, Inc. and any successor to its rating agency business.

        "Investment Grade Rating" means a rating equal to or higher than:

  (1)
  Baa3 (or the equivalent) by Moody's;

  (2)
  BBB– (or the equivalent) by S&P; and

  (3)
  BBB– (or the equivalent) by Fitch,

or, if any such entity ceases to make a rating on the notes publicly available for reasons outside of the Company's control, the equivalent investment grade credit rating from any other rating agency.

        "Moody's" means Moody's Investors Service, Inc., a subsidiary of Moody's Corporation, and its successors.

        "Person" means, except as provided in the Indenture, any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "Principal Property" means any manufacturing plant or production, transportation or marketing facility or other similar facility located within the United States (other than its territories and possessions) and owned by, or leased to, EQT or any Restricted Subsidiary, the book value of the real property, plant and equipment of which (as shown, without deduction of any depreciation reserves, on the books of the owner or owners) is not less than 1.5% of Consolidated Net Tangible Assets as of the date on which such facility is acquired or a leasehold interest therein is acquired.

        "Rating Agencies" means each of Moody's, S&P and Fitch; provided, that if any of Moody's, S&P or Fitch ceases to rate the notes or fails to make a rating of the notes publicly available, then "Rating Agencies" shall include the applicable Substitute Rating Agency in lieu of Moody's, S&P or Fitch, or both of them, as the case may be.

        "Rating Category" means:

  (1)
  with respect to Moody's, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories);

  (2)
  with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); and

  (3)
  with respect to Fitch, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories).

        "Rating Decline" means the occurrence of either of the following with respect to the notes:

  (1)
  if the notes do not have an Investment Grade Rating from all of the Ratings Agencies, the notes are downgraded by at least one Rating Category (e.g., from BB+ to BB or Ba1 to Ba2) from the applicable rating of two of the Ratings Agencies; or

  (2)
  if the notes have an Investment Grade Rating from all of the Ratings Agencies, the notes cease to have an Investment Grade Rating by two of the Ratings Agencies.

        In determining whether the rating of the notes has decreased by one or more gradations, gradations within Rating Categories, namely + or – for S&P and Fitch, and 1, 2, and 3 for Moody's, will be taken into account; for example, in the case of S&P or Fitch, a rating decline either from BB+ to BB or BB– to B+ will constitute a decrease of one gradation.

        "Restricted Subsidiary" means any Subsidiary substantially all the property of which is located, or substantially all the business of which is carried on, within the United States (other than its territories and possessions) which shall at the time, directly or indirectly, through one or more Subsidiaries or in combination with one or more other Subsidiaries or EQT, own or be a lessee of a Principal Property.

        "S&P" means Standard & Poor's Ratings Services, a division of McGraw Hill Financial, Inc., and its successors.

        "Subsidiary" means, with respect to EQT, a corporation of which more than 50% of the total voting power of the capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of its directors is owned, directly or indirectly, by EQT or by one or more other Subsidiaries or by EQT and one or more other Subsidiaries.

        "Substitute Rating Agency" means, in EQT's discretion at any time and from time to time, any other "nationally recognized statistical rating organization" within the meaning of Section 3(a)(62) of the Exchange Act selected by EQT (as certified to the Trustee by a certificate of a responsible officer of EQT) as a replacement agency for Moody's, S&P or Fitch, or any of them, as the case may be.

        "Voting Stock" of any person means all classes of capital stock or other interests (including partnership interests) of such person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

Events of Default

        An Event of Default with respect to the notes shall be any one of the following events:

  •
  the failure of EQT to pay any installment of interest on such notes when and as the same shall become payable, which failure shall have continued unremedied for a period of 30 days;

  •
  the failure of EQT to pay the principal of (and premium, if any, on) such notes, when and as the same shall become payable, whether at maturity or by call for redemption;

  •
  the failure of EQT to perform any covenants or agreements contained in the Indenture (other than a covenant or agreement which has been expressly included in the Indenture solely for the benefit of debt securities of EQT other than the notes offered pursuant to this prospectus), which failure shall not have been remedied, or without provision deemed to be adequate for the remedying thereof having been made, for a period of 90 days after written notice shall have been given to EQT by the Trustee or shall have been given to EQT and the Trustee by the holders of 25% or more in aggregate principal amount of the notes then outstanding;

  •
  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by EQT or any Subsidiary in an aggregate principal amount in excess of $200 million whether such indebtedness exists at the time of closing of this offering or shall thereafter be created, which default shall constitute a failure to pay any portion of the principal of such indebtedness when due and payable after the expiration of any applicable grace period with respect thereto or shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, which continues for a period of 30 days after written notice shall have been given to EQT by the Trustee or shall have been given to EQT and the Trustee by holders of 25% or more in aggregate principal amount of the notes then outstanding; and

  •
  certain events of bankruptcy, insolvency or reorganization of EQT.

        The Indenture provides that, if any Event of Default with respect to the notes occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the notes then outstanding may declare the principal of and all accrued but unpaid interest on all notes then outstanding to be due and payable immediately, but under certain conditions such declaration may be rescinded and annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or premium, if any, or interest, if any, on the notes and certain other specified defaults) may be waived by the holders of not less than a majority in principal amount of the notes then outstanding on behalf of the holders of all the notes.

        Within 90 days after the occurrence thereof, and once the Trustee has received written notice thereof, the Trustee shall give to the holders of the notes notice of each such Default or Event of Default with respect to the notes, unless such Default shall have been cured or waived before the giving of such notice, provided, however, that such notice shall not be given until at least 30 days after the occurrence of any default in the performance of a covenant in the Indenture other than for the payment of the principal of, premium, if any, or interest on the notes. Except in the case of a default in payment of the principal of, premium, if any, or interest on the notes when and as the same shall become payable, the Trustee shall be protected in withholding such notice, if and for so long as the Trustee in good faith determines that the withholding of such notice is in the interests of the holders of the notes.

        The Trustee is required, during a Default, to act with the standard of care provided in the Trust Indenture Act of 1939, as amended (the Trust Indenture Act). The Indenture provides that the holders of a majority in principal amount of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the notes. However, the Indenture contains a provision entitling the Trustee to be indemnified to its satisfaction by holders of the notes before proceeding to exercise any right or power vested in it under the Indenture at the request or direction of the holders of the notes. The terms of the indemnification required by the Trustee will depend on the nature of the right or power requested or directed to be exercised by the holders and the circumstances that exist at that time.

        Generally, the Trustee would expect to be fully protected for all actions.

Modification and Waiver

        Modifications and amendments may be made by EQT and the Trustee to the Indenture, without the consent of any holder of the notes, to, among other things:

  •
  add to the covenants and agreements of EQT and to add Events of Default, in each case for the protection or benefit of the holders of notes;

  •
  evidence the succession of another corporation to EQT, or successive successions, and the assumption by such successor of the covenants and obligations of EQT;

  •
  evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee and to add to or change any of the provisions of the Indenture as shall be necessary for or facilitate the administration of the trusts thereunder by more than one Trustee;

  •
  secure the notes or to add guarantors or co-obligors with respect to the notes;

  •
  cure any ambiguity or to correct or supplement any provision contained in the Indenture which may be defective or inconsistent with any other provision in the Indenture;

  •
  add to or change or eliminate any provision of the Indenture as shall be necessary or desirable in accordance with any amendments to the Trust Indenture Act;

  •
  make any change in the notes that does not adversely affect in any material respect the interests of the holders of the notes;

  •
  provide for uncertificated securities in addition to certificated securities; or

  •
  permit or facilitate the defeasance and discharge of the notes, provided that any such action shall not adversely affect the interests of the holders of the notes or any other series of securities issued under the Indenture.

        The Indenture contains provisions permitting EQT and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the notes to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the holders of the notes, except that no such supplemental indenture may, without the consent of the holder of each note affected thereby:

  •
  change the stated maturity date of the principal of, or any installment of interest on, the notes, or reduce the principal amount thereof or the interest thereon or any premium payable upon redemption of the notes, or change the currency in which the principal of and premium, if any, or interest on the notes is denominated or payable;

  •
  reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required for any supplemental indenture, or the consent of whose holders is required for any waiver of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences provided for therein; or

  •
  reduce the percentage of holders of the notes required to consent to any waiver of defaults, covenants or supplemental indentures.

        The holders of a majority in aggregate principal amount of the outstanding notes may, on behalf of all the holders of all notes:

  •
  waive compliance by EQT with certain restrictive provisions of the Indenture, as detailed in the Indenture; or

  •
  waive any past Default or Event of Default under the Indenture and its consequences, except a Default or Event of Default in the payment of any amount due with respect to any note, or in respect of any provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Satisfaction and Discharge

        The Indenture will cease to be of further effect with respect to the notes if:

  •
  all notes (other than (A) notes that have been destroyed, lost or stolen and that have been replaced or paid as provided in the Indenture and (B) notes for whose payment money has previously been deposited in trust or segregated and held in trust by EQT and thereafter repaid to EQT or discharged from such trust, as provided in the Indenture) have been delivered to the Trustee for cancellation; or

  •
  all notes not previously delivered to the Trustee for cancellation, (A) have become due and payable, (B) will become due and payable at their stated maturity date within one year, or (C) are to be called for redemption within one year under arrangements satisfactory to the Trustee, and EQT, in the case of (A), (B) and (C) above, has deposited or caused to be deposited with the Trustee or paying agent an amount sufficient to pay and discharge the entire indebtedness on the notes for principal and premium, if any, and interest to the date of such deposit (in the case of notes that have become due and payable) or to the stated maturity date or redemption date, as the case may be; provided, however, in the event a bankruptcy petition is filed with respect to EQT within 91 days after the deposit and the Trustee is required to return the moneys then on deposit with the Trustee to EQT, the obligations of EQT under the Indenture with respect to such notes shall not be deemed terminated or discharged.

        Such trust may only be established if:

  •
  EQT has paid or caused to be paid all other sums payable by EQT under the Indenture; and

  •
  EQT has delivered to the Trustee an officer's certificate and an opinion of counsel each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Defeasance

        The Indenture provides that the terms of the notes may provide EQT with the option to discharge its indebtedness represented by the notes or to cease to be obligated to comply with certain covenants under the Indenture. EQT, in order to exercise such option, will be required to deposit with the Trustee money and/or U.S. government obligations which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay and discharge each installment of principal of and premium, if any, and interest on, the outstanding notes on the dates such installments of interest or principal and premium are due in accordance with the terms of the Indenture and such notes, provided, however, in the case of the notes being discharged, in the event a bankruptcy petition is filed with respect to EQT within 91 days after the deposit and the Trustee is required to return the moneys then on deposit with the Trustee to EQT, the obligations of EQT under the Indenture with respect to such notes shall not be deemed discharged.

        Such trust may only be established if:

  •
  no Default or event that with notice or lapse of time or both would become an Event of Default with respect to the notes shall have occurred and be continuing on the date of such deposit (other than a default resulting from the borrowing of funds and the grant of any related liens to be applied to such deposit); and

  •
  EQT shall have delivered to the Trustee:

  —
  an opinion of counsel to the effect that holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of EQT's exercise of this defeasance option and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such action had not been exercised; and

  —
  in the case of the notes being discharged, a ruling to that effect received from or published by the Internal Revenue Service.

Trustee

        The Trustee may resign or be removed with respect to the notes and a successor trustee may be appointed to act with respect to such notes.

Governing Law

        The Indenture and the notes shall be deemed to be contracts made under the law of the State of New York, and for all purposes shall be governed by and construed in accordance with the law of said State.

Book-Entry, Delivery and Form

        The notes will be represented by one or more permanent global notes in definitive, fully registered form without interest coupons. Upon issuance, the notes will be deposited with The Bank of New York Mellon, as trustee, as custodian for DTC, and registered in the name of DTC or its nominee. Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC, which we refer to as "participants," or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

        So long as DTC, or its nominee, is the registered owner or holder of any of the notes, DTC or that nominee as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the Indenture and the notes. No beneficial owner of an interest in a global note will be able to transfer such interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

        Payments of the principal of, and interest on, a global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the trustees, any paying agent, or EQT will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC's rules and procedures and will be settled in same-day funds.

        We expect that DTC will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in a global note is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC will exchange the applicable global note for certificated notes, which it will distribute to its participants.

        A global note is exchangeable for definitive notes in registered certificated form if:

  •
  DTC (i) notifies EQT that it is unwilling or unable to continue as depositary for the global notes, or (ii) has ceased to be a clearing agency registered under the Exchange Act, and in each case a successor depositary is not appointed by EQT within 90 days of such notice;

  •
  at EQT's option, EQT notifies the trustees in writing that it has elected to cause the issuance of the certificated securities; or

  •
  there has occurred and is continuing a Default or Event of Default with respect to the notes.

        In addition, beneficial interests in a global note may be exchanged for certificated securities upon prior written notice given to the trustee by or on behalf of DTC in accordance with the Indenture.

        In all cases, certificated securities delivered in exchange for any beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures). Certificated securities may be presented for registration, transfer and exchange at The Bank of New York Mellon, New York, New York, or the office or agency designated for such purpose.

        We understand that:

  •
  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the U.S. Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act;

  •
  DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates;

  •
  DTC's participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which, and/or their representatives, own DTC;

  •
  access to the DTC system is also available to others such as securities brokers, dealers, banks, trust companies and others that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

  •
  the rules applicable to DTC and its participants are on file with the SEC.

        Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures. Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the participants in DTC, on the one hand, and Euroclear and Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Same Day Settlement and Payment

        We will make payments in respect of the notes (including principal, interest and premium, if any) at the Corporate Trust Office of the Trustee except that, at the option of EQT, we will make payments of interest by check mailed to the registered address of the holder of the notes entitled thereto or, in accordance with arrangements satisfactory to the Trustee, at the option of the holder of the notes by wire transfer to an account designated by such holder. The notes represented by the global notes are expected to trade in DTC's Same Day Funds Settlement System, and any permitted secondary market trading activity in the notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.

Euroclear and Clearstream

        We have obtained the information in this section concerning Clearstream and Euroclear, and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

        We understand that Clearstream is a limited liability company organized under Luxembourg law as a professional depositary. Clearstream holds securities for its participants and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream is registered as a bank in Luxembourg, and as such is subject to regulation by the Commission de Surveillance du Secteur Financier. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is available to other institutions that clear through or maintain a custodial relationship with a Clearstream participant.

        We understand that Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank SA/NV (the Euroclear Operator) under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the Cooperative). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative.

        The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

        We understand that the Euroclear Operator is regulated and examined by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

        We have provided the descriptions of the operations and procedures of Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience, and we make no representation or warranty of any kind with respect to these operations and procedures. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the underwriters, the Trustee or the paying agent takes any responsibility for these operations or procedures, and you are urged to contact Clearstream and Euroclear or their participants directly to discuss these matters.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general discussion of the material U.S. federal income tax considerations applicable to U.S. holders and non-U.S. holders (each as defined below) with respect to the ownership and disposition of notes acquired in this offering, but it does not purport to be a complete analysis of all the potential tax considerations. This discussion also does not address any considerations under U.S. federal tax laws other than those pertaining to income tax (such as estate and gift taxation or the so-called Medicare tax imposed on certain investment income), nor does it address any considerations under any state, local or non-U.S. tax laws or any income tax treaty.

        This discussion is limited to the U.S. federal income tax consequences relevant to holders that acquire notes in the initial offering at their original "issue price" (i.e., the first price at which a substantial amount of notes is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) for cash) and hold them as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the Code) (generally, property held for investment). This discussion does not address tax consequences relevant to subsequent purchasers of the notes, nor does this discussion address the acquisition, ownership or disposition of the notes by holders of EQT's existing indebtedness whose indebtedness may be repaid using the proceeds of this offering.

        This discussion is based on current provisions of the Code, the Treasury regulations promulgated thereunder, judicial decisions and administrative rulings and published positions of the U.S. Internal Revenue Service (the IRS), each as in effect as of the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect, and any such change or interpretation could affect the accuracy of the statements and conclusions set forth herein. We have not sought, and will not seek, any ruling from the IRS with respect to the statements made or the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions or that a court would not sustain any challenge by the IRS in the event of litigation.

        This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances or status, nor does it address the tax consequences applicable to holders subject to special rules under the U.S. federal income tax laws (including, for example, banks or other financial institutions, dealers or traders in securities or currencies, investors that have elected to apply a mark-to-market method of accounting, brokers, insurance companies, tax-exempt entities, grantor trusts, entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein), subchapter S corporations, retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, U.S. holders having a "functional currency" other than the U.S. dollar, corporations that accumulate earnings to avoid U.S. federal income tax, taxpayers required to accelerate the recognition of any item of gross income with respect to a note as a result of such income being reported on an applicable financial statement, taxpayers subject to the base erosion and anti-abuse tax, holders who hold notes as part of a hedge, straddle, synthetic security, constructive sale, conversion transaction or other integrated transaction, "controlled foreign corporations," and "passive foreign investment companies"). If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partner and the partnership. Any person that for U.S. federal income tax purposes is treated as a partner in a partnership holding notes should consult his, her or its tax advisor regarding the tax consequences of the ownership and disposition of notes.

        THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF THE NOTES. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING WITH RESPECT TO THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL OR NON-U.S. INCOME TAX LAWS OR ANY TAX TREATY, AND ANY CHANGES (OR PROPOSED CHANGES) IN TAX LAWS OR INTERPRETATIONS THEREOF.

Certain Contingent Payments

        In certain circumstances, we may be obligated to pay amounts on the notes that are in excess of stated interest or principal, or prior to their scheduled payment dates (including, for example, as described under "Description of Notes—Repurchase at the Option of Holders upon Change of Control"). The possibility of such payments may implicate special rules under Treasury regulations governing "contingent payment debt instruments" (CPDIs). Although the issue is not free from doubt, we believe, and intend to take the position, that the possibility of such payments should not cause the notes to be treated as CPDIs. Our position is binding on a holder unless such holder discloses its contrary position to the IRS in the manner required by applicable Treasury regulations.

        It is possible, however, that the IRS could assert that the notes should be treated as CPDIs, which could materially and adversely affect the amount, timing and character of income, gain or loss with respect to a holder's investment in the notes. Accordingly, prospective purchasers of the notes are urged to consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes.

U.S. Holders

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (a) if a court within the United States is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Payments of Interest

        It is anticipated, and this discussion assumes, that the issue price of the notes will be equal to the stated principal amount or, if the issue price is less than the stated principal amount, the difference will be a de minimis amount (as set forth in the applicable Treasury regulations). Interest on a note generally will be taxable to a U.S. holder as ordinary interest income at the time it is received or accrued, in accordance with the U.S. holder's regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes

        A U.S. holder generally will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a note equal to the difference, if any, between (a) the sum of the cash and the fair market value of any property received on such disposition (other than amounts attributable to accrued but unpaid interest, which amounts will be treated as interest income as described above under "—Payments of Interest") and (b) such U.S. holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note generally will be equal to the amount that such U.S. holder paid for the note. Any gain or loss recognized on a sale, exchange, redemption or other taxable disposition of a note generally will be capital gain or loss, and generally will be long-term capital gain or loss, if, at the time of such disposition, the U.S. holder will have held the note for a period of more than one year. The deductibility of capital losses is subject to limitations. In general, long-term capital gains of a non-corporate U.S. holder are taxed at lower rates than those applicable to ordinary income.

Information Reporting and Backup Withholding

        Information reporting generally will apply to payments of interest on the notes and to the proceeds of a sale or other taxable disposition of a note paid to a U.S. holder unless the U.S. holder is an exempt recipient. U.S. federal backup withholding (currently, at a rate of 24%) generally will apply to such payments if the U.S. holder fails to provide the applicable withholding agent with a properly completed and executed IRS Form W-9 providing such U.S. holder's correct taxpayer identification number and certifying that such U.S. holder is not subject to backup withholding, or to otherwise establish an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished timely to the IRS.

Non-U.S. Holders

        For purposes of this discussion, the term "non-U.S. holder" means a beneficial owner of a note that is for U.S. federal income tax purposes an individual, corporation, estate or trust and is not a U.S. holder.

Payments of Interest

        Subject to the discussion below under "—Information Reporting and Backup Withholding," and "—Legislation Affecting Taxation of Notes Held by or through Certain Foreign Entities," payments of interest on the notes to a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax under the "portfolio interest exemption," provided that:

  •
  such interest is not effectively connected with the non-U.S. holder's conduct of a trade or business within the United States;

  •
  the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of EQT stock entitled to vote;

  •
  the non-U.S. holder is not a "controlled foreign corporation" with respect to which EQT is a "related person" within the meaning of the Code;

  •
  the non-U.S. holder is not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

  •
  either (a) the beneficial owner of the notes provides the applicable withholding agent with a properly completed and executed IRS Form W-8BEN or IRS Form W-BEN-E, or applicable successor form, as applicable, certifying, under penalties of perjury, that it is not a "United States person" (as defined in the Code) and providing its name and address; (b) a financial institution that holds the notes on behalf of the beneficial owner certifies to the applicable withholding agent, under penalties of perjury, that it has received such properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, or applicable successor form, as applicable, from the beneficial owner (or that it has received from another financial institution a similar statement that it, or another financial institution acting on behalf of the beneficial owner, has received the IRS Form W-8BEN or W-8BEN-E, or applicable successor form, as applicable, from the beneficial owner) and provides the applicable withholding agent with a copy thereof or (c) the non-U.S. holder holds its notes through a "qualified intermediary" and the qualified intermediary provides the applicable withholding agent a properly executed IRS Form W-8IMY (or applicable successor form) on behalf of itself together with any applicable IRS forms sufficient to establish that the non-U.S. holder is not a "United States person."

        If a non-U.S. holder cannot satisfy the requirements of the "portfolio interest exemption" described above, payments of interest made to the non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, unless such interest is effectively connected with such non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States) and such non-U.S. holder provides the applicable withholding agent with a properly completed and executed IRS Form W-8ECI. In order to claim an exemption from or reduction of withholding under an applicable income tax treaty, a non-U.S. holder generally must furnish to the applicable withholding agent a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, or applicable successor form, as applicable. Non-U.S. holders eligible for an exemption from or reduced rate of U.S. federal withholding tax under an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for claiming any such benefits.

        Interest paid to a non-U.S. holder that is effectively connected with such non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis and at the regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of its "effectively connected earnings and profits" for the taxable year, subject to certain adjustments.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes

        Subject to the discussion below under "—Information Reporting and Backup Withholding," and "—Legislation Affecting Taxation of Notes Held by or through Certain Foreign Entities," except with respect to accrued and unpaid interest (which will generally be treated as described above under "—Payments of Interest"), a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange, redemption or other taxable disposition of a note unless:

  •
  such gain is effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States); or

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

        Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of its "effectively connected earnings and profits" for the taxable year, subject to certain adjustments.

        A non-U.S. holder described in the second bullet point above generally will be subject to U.S. federal income tax on any gain at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but such gain may be offset by U.S. source capital losses, if any, of the non-U.S. holder.

Information Reporting and Backup Withholding

        Generally, payors must report annually to the IRS and to each non-U.S. holder the amount of interest paid to such non-U.S. holder and the amount of tax, if any, withheld with respect to such payments. These reporting requirements apply regardless of whether withholding was required. This information may also be made available to the tax authorities in the country in which a non-U.S. holder resides or is established pursuant to the provisions of a specific treaty or agreement with those tax authorities.

        U.S. backup withholding tax (currently, at a rate of 24%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. backup withholding rules. Interest paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder provides the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable IRS Form W-8 or successor form), or otherwise establishes an exemption.

        Under Treasury regulations, the payment of proceeds from the disposition of a note by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the non-U.S. holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable IRS Form W-8 or successor form), certifying such non-U.S. holder's non-U.S. status or by otherwise establishing an exemption. The payment of proceeds from the disposition of notes by a non-U.S. holder effected at a non-U.S. office of a U.S. broker or a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting (but not backup withholding) unless such non-U.S. holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable IRS Form W-8 or successor form), certifying such non-U.S. holder's non-U.S. status or by otherwise establishing an exemption. Backup withholding will apply if the disposition is subject to information reporting and the broker has actual knowledge that the non-U.S. holder is a U.S. person.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished timely to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

Legislation Affecting Taxation of Notes Held by or through Certain Foreign Entities

        Subject to certain limitations, there is a U.S. federal withholding tax of 30% on interest income paid on a debt obligation of a U.S. issuer to (i) a foreign financial institution (whether such foreign financial institution is the beneficial owner or an intermediary), unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or (ii) a foreign entity that is not a financial institution (whether such foreign entity is the beneficial owner or an intermediary), unless such entity provides the applicable withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person who directly or indirectly owns more than 10% of the entity. An intergovernmental agreement between the United States and the applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. The IRS has issued proposed regulations (on which taxpayers may rely until final regulations are issued) that would generally not apply these withholding requirements to gross proceeds from the disposition of assets such as the notes.

        Investors should consult their own tax advisors regarding the implications of this legislation on their investment in our notes.

UNDERWRITING

        BofA Securities, Inc., Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and as the representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and EQT has agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

Underwriter	Principal Amount of Notes
BofA Securities, Inc.	$
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Wells Fargo Securities, LLC
Barclays Capital Inc.
BMO Capital Markets Corp.
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Mizuho Securities USA LLC
SMBC Nikko Securities America, Inc.
BNY Mellon Capital Markets, LLC
CIBC World Markets Corp.
Citizens Capital Markets, Inc.
Huntington Securities, Inc.

Total		$300,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

        The notes sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to        % of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the public offering price of up to        % of the principal amount of the notes. If all the notes are not sold at the initial public offering prices, the underwriters may change the public offering price and the other selling terms of the notes. The underwriters further reserve the right to withdraw or cancel offers to the public in whole or in part.

        The following table shows the underwriting discounts and commissions that EQT is to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by EQT
Per note		%

        We estimate that our total expenses for this offering, excluding underwriting discounts and commissions, will be $            million.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        The notes are a new issue of securities with no established trading markets. We do not intend to apply for listing of the notes on a national securities exchange or on any automated dealer quotation system. Certain of the underwriters have advised us that they presently intend to make markets in the notes as permitted by applicable law. However, the underwriters are not obligated to make markets in the notes and may cease their market-making activities at any time at their discretion without notice. In addition, the liquidity of the trading markets in the notes, and the market prices quoted for the notes, may be adversely affected by changes in the overall market for securities and by changes in our financial performance or our prospects and/or companies in our industry generally. As a result, no assurance can be given (i) that active trading markets will develop or be maintained for the notes, (ii) as to the liquidity of any markets that do develop or (iii) as to your ability to sell any notes you may own or the price at which you may be able to sell your notes.

        In connection with the offering, the underwriters may purchase and sell notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions and stabilizing purchases.

  •
  Short sales involve secondary market sales by the underwriters of a greater number of notes than they are required to purchase in the offering.

  •
  Covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover short positions.

  •
  Stabilizing transactions involve bids to purchase notes so long as the stabilizing bids do not exceed a specified maximum.

        Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time without notice. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes.

        We expect that the notes will be delivered against payment therefor on or about                        , 2020, which will be the            business day following the date of pricing of the notes (this settlement cycle being referred to as "T+    "). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next            business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes on the date of pricing or the next             business days should consult their own advisors.

        The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking, corporate trust and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. Some of the underwriters or their affiliates are lenders, and in some cases agents or managers for the lenders, under our revolving credit facility. Certain of the underwriters are also acting as underwriters in the Equity Offering. Additionally, BofA Securities, Inc. is acting as dealer manager for the Tender Offer. In addition, certain of the underwriters or their affiliates have committed as lenders under the Bridge Facility. Additionally, Barclays Capital Inc. is serving as a financial advisor to Chevron in connection with the Chevron Acquisition.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of these underwriters or their affiliates has a lending relationship with us, certain of these underwriters or affiliates routinely hedge and certain other of these underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Canada

        The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area and the United Kingdom

        The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (EEA) or the United Kingdom (UK). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, MiFID II); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the Prospectus Regulation). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the PRIIPs Regulation) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPS Regulation. This prospectus supplement has been prepared on the basis that any offer of notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This prospectus supplement is not a prospectus for the purposes of the Prospectus Regulation.

        References to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.

France

        This prospectus supplement has not been prepared and is not being distributed in the context of a public offering of financial securities in France (offre au public de titres financiers) within the meaning of Article L.411-1 of the French Monetary and Financial Code and Title I of Book II of the Règlement Général of the Autorité des marchés financiers (the French Financial Markets Authority) (the AMF). Consequently, the notes may not be, directly or indirectly, offered or sold to the public in France, and neither this prospectus supplement nor any offering or marketing materials relating to the notes must be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in France.

        The notes may only be offered or sold in France to qualified investors (investisseurs qualifiés) acting for their own account and/or to providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour le compte de tiers), all as defined in and in accordance with Articles L.411-1, L.411-2, D.411-1, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and applicable regulations thereunder.

        Prospective investors are informed that:

  (i)
  this prospectus supplement has not been and will not be submitted for clearance to the AMF;

  (ii)
  in compliance with Articles L.411-2, D.411-1, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code, any qualified investors subscribing for the notes should be acting for their own account; and

  (iii)
  the direct and indirect distribution or sale to the public of the notes acquired by them may only be made in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Monetary and Financial Code.

Hong Kong

        The notes may not be offered or sold in Hong Kong by means of any document other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the SFO) and any rules made thereunder or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the CO) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purposes of issue whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made thereunder.

Japan

        The notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act (the FIEA). Accordingly, none of the notes nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any "resident" of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Singapore

        This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has not offered or sold any notes or caused the notes to be made subject of an invitation for subscription or purchase and will not offer or sell any notes or cause the notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, whether directly or indirectly, to any person in Singapore other than:

  (i)
  to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified from time to time (the SFA) pursuant to Section 274 of the SFA;

  (ii)
  to a relevant person as defined in Section 4A of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

  (iii)
  otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

        Where the notes are subscribed or purchased under Section 275 of the SFA by a Relevant Person which is:

  (i)
  a corporation (which is not an Accredited Investor (as defined in Section 4A of the SFA)), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

  (ii)
  a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation and the beneficiaries' rights and interest (howsoever described) in that trust, shall not be transferred within 6 months after that corporation or that trust has subscribed for or acquired the notes pursuant to an offer made under Section 275 of the SFA except:

  (i)
  to an Institutional Investor, or an Accredited Investor or other Relevant Person, or which arises from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (ii)
  where no consideration is or will be given for the transfer;

  (iii)
  where the transfer is by operation of law;

  (iv)
  as specified in Section 276(7) of the SFA; or

  (v)
  as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

        Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

        This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the notes described herein. The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this prospectus supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

LEGAL MATTERS

        The validity of the notes offered by this prospectus supplement and the accompanying prospectus and certain other legal matters will be passed upon for us by Kirkland & Ellis LLP, Houston, Texas and Morgan, Lewis & Bockius LLP, Pittsburgh, Pennsylvania. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

        The consolidated financial statements of EQT Corporation and Subsidiaries appearing in our Annual Report on Form 10-K for the year ended December 31, 2019, including the schedule appearing therein, and the effectiveness of EQT Corporation and Subsidiaries' internal control over financial reporting as of December 31, 2019 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        The information incorporated by reference into this prospectus supplement as of December 31, 2019 relating to the estimated quantities of our proved natural gas and oil reserves is derived from audit reports prepared by Ryder Scott Company, L.P., independent petroleum engineers, as stated in its audit reports with respect thereto. This information is incorporated by reference into this prospectus supplement in reliance upon the authority of such firm as experts with respect to the matters covered by their reports and the giving of their reports.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational reporting requirements of the Exchange Act. We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC's website at http://www.sec.gov.

        We make available, free of charge, on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to these reports, as soon as reasonably practicable after we electronically file such information with, or furnish such information to, the SEC. You may access these documents on the "Investors" page of our corporate website at http://www.eqt.com. Information on our website does not constitute part of this prospectus supplement, other than the documents we have filed with the SEC that are expressly incorporated by reference into this prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" documents we file with the SEC into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus supplement and the accompanying prospectus. If any statement in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

        We incorporate by reference into this prospectus supplement and the accompanying prospectus the documents listed below and all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the completion of the offering of all securities covered by this prospectus supplement (other than documents or information, in whole or in part, deemed to have been furnished and not filed in accordance with SEC rules):

  •
  our Annual Report on Form 10-K for the year ended December 31, 2019 (filed on February 27, 2020), including the information specifically incorporated by reference therein from our definitive proxy statement on Schedule 14A filed with the SEC on March 10, 2020;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 (filed on May 7, 2020), June 30, 2020 (filed on July 27, 2020) and September 30, 2020 (filed on October 22, 2020); and

  •
  our Current Reports on Form 8-K or 8-K/A filed on January 3, 2020, January 13, 2020, January 21, 2020, February 12, 2020, February 25, 2020, March 3, 2020, March 5, 2020, March 26, 2020, April 23, 2020, April 24, 2020, April 29, 2020, May 4, 2020, May 20, 2020, July 23, 2020, August 5, 2020 and August 12, 2020 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K and any related exhibit).

        We will provide, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement or the accompanying prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus supplement or the accompanying prospectus. You should direct requests for documents to:

EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222
Attention: William E. Jordan
Executive Vice President, General Counsel and Corporate Secretary
Telephone: (412) 553-5700

        In reviewing any agreements incorporated by reference, please remember they are included to provide you with information regarding the terms of such agreement and are not intended to provide any other factual or disclosure information about us. The agreements may contain representations and warranties by us, which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. The representations and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time.

PROSPECTUS

EQT CORPORATION

Debt Securities

Preferred Stock

Common Stock

        EQT Corporation (EQT), from time to time, may offer, issue and sell unsecured debt securities, which may be senior, subordinated or junior subordinated debt securities, preferred stock and common stock. The debt securities and preferred stock may be convertible into or exercisable or exchangeable for our common stock, our preferred stock, our other securities or the debt or equity securities of one or more other entities. In addition, from time to time, certain selling securityholders to be identified in a prospectus supplement may offer and sell these securities. Our common stock is listed on the New York Stock Exchange (NYSE) and trades under the symbol "EQT."

        We and any selling securityholders may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will not receive any proceeds from the sale of securities by selling securityholders.

        This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered, and any other information relating to the specific offering and, if applicable, the selling securityholders, will be described in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you make your investment decision.

        This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

        Investing in our securities involves risks. You should carefully read and consider the risk factors included in our periodic reports and other information that we file with the Securities and Exchange Commission before you invest in our securities. See "Risk Factors" on page 1.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 10, 2019

 ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (SEC) using a "shelf" registration process. Under this shelf registration process, we may from time to time sell, in one or more offerings, any combination of securities described in this prospectus at prices and on other terms to be determined at the time of offering.

        This prospectus provides you with a general description of EQT and the securities that we may offer under this prospectus. Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement or any related free writing prospectus that we prepare or authorize, you should rely on the information in the prospectus supplement or related free writing prospectus. You should carefully read this prospectus, any prospectus supplement, any free writing prospectus and the additional information described below under the headings "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

        In this prospectus, except as otherwise indicated, "EQT," the "Company," "we," "our" and "us" refer to EQT Corporation and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act). We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC's website at http://www.sec.gov.

        We make available, free of charge, on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to these reports, as soon as reasonably practicable after we electronically file such information with, or furnish such information to, the SEC. You may access these documents on the "Investors" page of our corporate website at http://www.eqt.com. Information on our website does not constitute part of this prospectus, other than the documents we have filed with the SEC that are expressly incorporated by reference into this prospectus.

        We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may obtain a copy of the registration statement through the SEC's website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" documents we file with the SEC into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus. Any statement in this prospectus or incorporated by reference into this prospectus shall be automatically

i

modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We incorporate by reference into this prospectus the documents listed below that we have filed with the SEC (File No 001-03551), and all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding documents or information, in whole or in part, that are deemed to be furnished and not filed with the SEC) prior to the completion of the offering of all securities covered by the respective prospectus supplement:

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  our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (filed on February 14, 2019) and Amendment No. 1 to Form 10-K (filed on April 29, 2019);

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  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019 (filed on April 25, 2019) and June 30, 2019 (filed on July 25, 2019);

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  our Current Reports on Form 8-K filed on January 7, 2019, January 22, 2019 (filed under Items 8.01 and 9.01), March 7, 2019 (as to Item 5.02 only), March 25, 2019, May 31, 2019, July 10, 2019, July 15, 2019, August 7, 2019, August 29, 2019, September 12, 2019, October 2, 2019 and October 7, 2019 (in each case to the extent filed and not furnished); and

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  the description of our common stock set forth in Exhibit 99.1 to our Current Report on Form 8-K filed on July 15, 2019, including any amendment or report filed for the purpose of updating such description.

        We will provide, without charge, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You should direct requests for documents to:

EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222
Attention: William E. Jordan
Executive Vice President and General Counsel
Telephone: (412) 553-5700

        You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with different or additional information. We are not offering to sell or soliciting any offer to buy any securities in any jurisdiction where such offer or sale is not permitted. You should not assume that the information in this prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the information included in this prospectus, any prospectus supplement, any accompanying free writing prospectus and the documents we incorporate by reference may contain forward-looking statements within the meaning of Section 2IE of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements may give our expectations of plans, strategies, objectives and growth, contain projections of results of operations or of financial condition, or forecast future events. Statements that do not relate strictly to historical or current facts are forward-looking and usually identified by the use of words such as "anticipate," "estimate," "could," "would," "will," "may," "forecast," "approximate," "expect," "project," "intend," "plan," "believe" and other words of similar meaning in connection with any discussion of future operating or financial matters. The forward-looking statements included in this prospectus involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, you should not place undue reliance on forward-looking statements as a prediction of actual results. We based these forward-looking statements on then-current expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond our control. The risks and uncertainties that may affect the operations, performance and results of our business and forward-looking statements include, but are not limited to, those set forth in the "Risk Factors" section of this prospectus and in the documents that we have incorporated by reference herein, and include such matters as:

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  guidance regarding our strategy to develop our Marcellus, Utica, Upper Devonian and other reserves;

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  drilling plans and programs (including the number, type, depth, spacing, lateral lengths and location of wells to be drilled and the availability of capital to complete these plans and programs);

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  production and sales volumes (including liquids volumes) and growth rates;

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  production of free cash flow and our ability to reduce our drilling costs and capital expenditures;

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  infrastructure programs;

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  the cost, capacity, and timing of regulatory approvals;

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  monetization transactions, including asset sales, joint ventures or other transactions involving our assets;

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  acquisition transactions;

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  our ability to successfully implement and execute our management team's organizational, technological and operational initiatives, and achieve the anticipated results of such initiatives;

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  our ability to achieve the anticipated synergies, operational efficiencies and returns from the acquisition of Rice Energy Inc.;

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  our ability to achieve the anticipated operational, financial and strategic benefits of our spin-off of Equitrans Midstream Corporation;

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  the timing and structure of any dispositions of our approximately 19.9% interest in Equitrans Midstream Corporation, and the planned use of the proceeds from any such dispositions;

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  natural gas prices, changes in basis and the impact of commodity prices on our business;

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  reserves, including potential future downward adjustments and reserve life;

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  potential future impairments of our assets;

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  projected capital expenditures;

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  dividend amounts and rates;

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  liquidity and financing requirements, including funding sources and availability;

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  our ability to maintain or improve our credit ratings;

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  our hedging strategy; and

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  the effects of litigation, government regulation, and tax position.

        It is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results, and the above list should not be considered to be a complete list. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law.

        In reviewing any agreements incorporated by reference in or filed with the registration statement of which this prospectus forms a part, please remember that such agreements are included to provide information regarding the terms of such agreements and are not intended to provide any other factual or disclosure information about us. The agreements may contain representations and warranties by us, which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements should those statements prove to be inaccurate. The representations and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs of us or our affiliates as of the date they were made or at any other time.

 EQT CORPORATION

        EQT is a natural gas production company with emphasis in the Appalachian Basin and operations throughout Pennsylvania, West Virginia and Ohio. EQT is the largest producer of natural gas in the United States, based on average daily sales volumes, with 21.8 Tcfe of proved natural gas, natural gas liquids and crude oil reserves across approximately 1.4 million gross acres, including approximately 1.1 million gross acres in the Marcellus play, many of which have associated deep Utica or Upper Devonian drilling rights, and approximately 0.1 million gross acres in the Ohio Utica play as of December 31, 2018. EQT's operations consist of one reportable segment. EQT has a single, company-wide management team that administers all properties as a whole, rather than by discrete operating segments. Substantially all of EQT's assets and operations are located in the Appalachian Basin.

        Our common stock is listed on the NYSE under the symbol "EQT." Our principal and executive offices are located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222, and our telephone number is (412) 553-5700. Our Internet address is http://www.eqt.com. Information on our website does not constitute part of this prospectus.

RISK FACTORS

        Investing in our securities involves risks. You should carefully consider the risks described under "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this prospectus, as well as those risk factors contained in other reports we subsequently file with the SEC or that may be included in any applicable prospectus supplement, before making a decision to invest in our securities. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties that are not yet identified may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

USE OF PROCEEDS

        Unless we specify otherwise in any prospectus supplement, we will use the net proceeds we receive from the sale of securities covered by this prospectus for general corporate purposes, which may include, among other things:

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  paying or refinancing all or a portion of our outstanding indebtedness or other corporate obligations; and

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  funding working capital, capital expenditures, or acquisitions.

        Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

        The actual application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds. In the case of a sale by a selling securityholder, we will not receive any of the proceeds from such sale.

 DESCRIPTION OF CAPITAL STOCK

General

        The description below summarizes certain general terms and provisions of our common stock. In addition, the description below summarizes certain general terms and provisions of our preferred stock. These summaries are subject to, and are qualified in their entirety by reference to: (i) our Restated Articles of Incorporation (the Articles); (ii) our Amended and Restated Bylaws (the Bylaws); (iii) the statement of designations that may be filed by us with respect to shares of any series of preferred stock that may be issued subsequent to the date hereof; and (iv) the applicable provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the PBCL). We encourage you to review complete copies of the Articles and the Bylaws, which we have filed as exhibits to this registration statement.

        Our authorized capital stock consists of: (i) 320,000,000 shares of common stock, no par value; and (ii) 3,000,000 shares of undesignated preferred stock.

Description of Common Stock

        Our authorized common stock consists of 320,000,000 shares. As of October 7, 2019, 255,643,475 shares of our common stock were issued and outstanding and we had 2,105 shareholders of record of our common stock.

        Each share of our common stock is entitled to one vote on all matters requiring a vote of shareholders and, subject to the rights of the holders of any outstanding shares of preferred stock, each shareholder is entitled to receive any dividends, in cash, securities or property, as our board of directors may declare. Shareholders do not have cumulative voting rights in elections of directors. All of our directors are elected annually and the board of directors is not separated into classes. A director nominee is elected to the board of directors at a meeting of shareholders if the votes cast "for" such nominee exceed the votes cast "against" such nominee (excluding abstentions), unless the number of nominees exceeds the number of directors to be elected, in which case the nominees receiving the highest number of votes up to the number of directors to be elected are elected. Pennsylvania law prohibits the payment of dividends or the repurchase of our shares if we are insolvent or if we would become insolvent after the dividend or repurchase. In the event of our liquidation, dissolution or winding up, either voluntarily or involuntarily, subject to the rights of the holders of any outstanding shares of preferred stock, holders of common stock are entitled to share pro-rata in all of our remaining assets available for distribution. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable and will not have, or be subject to, any preemptive or similar rights.

        The rights of holders of our common stock may be materially limited or qualified by the rights of holders of preferred stock that we may issue in the future. Set forth below is a description of the Company's authority to issue preferred stock and the possible terms of that stock.

Miscellaneous

        The holders of shares of our common stock do not have preemptive rights or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. Holders of fully paid shares of our common stock are not subject to any liability for further calls or assessments. There are no restrictions on the alienability of our common stock and there are no provisions discriminating against any existing or prospective holder of our common stock as a result of such holder owning a substantial amount of the Company's securities other than as set forth below under "Anti-Takeover Effect of Our Governing Documents and Pennsylvania Business Corporation Law."

Transfer Agent and Registrar

        The transfer agent and registrar of our common stock is Computershare. Its address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is 800-589-9026. The transfer agent and registrar of our preferred stock will be designated in the prospectus supplement through which any such preferred stock is offered.

Listing

        Our common stock is listed on the NYSE under the symbol "EQT."

Description of Preferred Stock

        We currently have authorized 3,000,000 shares of undesignated preferred stock; there are no preferred shares issued and outstanding as of October 7, 2019. Under Pennsylvania law and our Articles, our board of directors is authorized to issue shares of preferred stock from time to time in one or more series without shareholder approval. Subject to limitations prescribed by Pennsylvania law, our Articles and our Bylaws, our board of directors can determine the number of shares constituting each series of preferred stock and the designation, preferences, qualifications, limitations, restrictions, and special or relative rights or privileges of that series. If the board of directors designates a series of preferred stock in the future, the statement of designation for the preferred stock will describe the terms of the preferred stock.

        Holders of preferred stock have no voting rights for the election of directors and have no other voting rights except as our board of directors may determine pursuant to its authority under our Articles with respect to any particular series of preferred stock and except as provided by law.

        If we offer a specific series of preferred stock in the future, we will describe the terms of the preferred stock in the applicable prospectus supplement for such offering. This description will include:

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  the distinctive serial designation of such series;

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  the annual dividend rate for such series, if any, and the date or dates from which dividends shall commence to accrue;

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  the redemption price or prices, if any, for shares of such series and the terms and conditions on which such shares may be redeemed;

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  the provisions for a sinking, purchase or similar fund, if any, for the redemption or purchase of shares of such series;

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  the preferential amount or amounts payable upon shares of such series in the event of our voluntary or involuntary liquidation;

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  the voting rights, if any, of such series;

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  the terms and conditions, if any, upon which shares of such series may be converted and the class or classes or series of our securities into which such shares may be converted;

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  the relative seniority, parity or junior rank of such series with respect to other series of preferred stock then or thereafter to be issued;

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  the discussion of any restriction on the repurchase or redemption of shares of preferred stock by the Company while there is any arrearage in the payment of dividends or, if applicable, sinking fund installments, or, if there is no such restriction, will so state;

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  the discussion of any material and/or special U.S. federal income tax considerations applicable to the preferred stock; and

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  any other specific terms, preferences, rights, privileges, limitations or restrictions of such series.

        While the terms we have summarized above may generally apply to any shares of preferred stock that we may offer, our board of directors will include the specific terms of each series of preferred stock in a statement of designation with respect to preferred stock that will be filed with the Pennsylvania Department of State, and we will describe the particular terms of any series of preferred stock that we may offer in more detail in the applicable prospectus supplement.

        The preferred stock that may be offered in the future will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

Anti-Takeover Effect of Our Governing Documents and Pennsylvania Business Corporation Law

        Our Articles and Bylaws contain a number of provisions relating to corporate governance and to the rights of shareholders. Certain of these provisions may have a potential "anti-takeover" effect by delaying, deferring or preventing a change of control of us. In addition, certain provisions of Pennsylvania law may have a similar effect.

        Required Vote for Authorization of Certain Actions.    Our Articles require the vote of the holders of not less than 80% of the combined voting power of the then outstanding shares of capital stock of all classes and series entitled to vote generally in the annual election of directors, voting together as a single class, for approval of certain business combinations, including certain mergers, asset sales, security issuances, recapitalizations, reorganizations, reclassification of securities, liquidation or dissolution, or any agreement, plan, contract or other arrangement providing for such a transaction, involving us or our subsidiaries and certain acquiring persons (namely a person, entity or specified group which beneficially owns more than 10% of the then outstanding shares of our capital stock entitled to vote generally in an annual election of directors), unless such business combination has been approved by two-thirds of the continuing directors, or the aggregate amount of cash, together with the "fair market value" of other consideration, exceeds the "highest equivalent price" threshold and other procedural requirements specified in our Articles are met. In addition, any director or the entire board of directors may be removed from office by shareholder vote at any time, without assigning any cause, but only if shareholders entitled to cast at least 80% of the votes which all shareholders would be entitled to cast at an annual election of directors shall vote in favor of such removal.

        Required Vote for Amendment of Articles and Bylaws.    Except as may be specifically provided to the contrary in any provision in our Articles with respect to amendment or repeal of such provision, our Articles cannot be amended and no provision may be repealed by our shareholders without a vote of the holders of not less than 80% of the voting power of the then outstanding shares of our capital stock entitled to vote in an annual election of directors, voting together as a single class, unless such amendment has been approved by two-thirds of the whole board of directors, in which event (unless otherwise expressly provided in our Articles) our Articles may be amended and any provision repealed by such shareholder approval as may be specified by law. Our board of directors may make, amend and repeal our Bylaws with respect to those matters which are not, by statute, reserved exclusively to our shareholders, subject to the power of our shareholders to change such action. No bylaw may be made, amended or repealed by our shareholders unless such action is approved by the affirmative vote of the holders of not less than 80% of the voting power of the then outstanding shares of our capital stock entitled to vote in an annual election of directors, voting together as a single class, unless such amendment has been approved by two-thirds of the whole board of directors, in which event (unless otherwise expressly provided in our Articles or Bylaws) our Bylaws may be amended and any provision may be repealed by such shareholder approval as may be specified by law.

        Preferred Stock.    The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. The existence of the authorized but undesignated preferred stock may have a depressive effect on the market price of our common stock.

        Anti-Takeover Law Provisions under the Pennsylvania Business Corporation Law.    We are subject to certain provisions of Chapter 25 of the PBCL, which may have the effect of discouraging or rendering more difficult a hostile takeover attempt against us, including Section 2524, Section 2538, Subchapter 25E and Subchapter 25F of the PBCL.

        Under Section 2524 of the PBCL, shareholders cannot act by partial written consent except as permitted under our Articles.

        Section 2538 of the PBCL requires enhanced shareholder approval for certain transactions between us and an "interested shareholder" (defined as a shareholder who is a party to the transaction or is treated differently from other shareholders). Section 2538 applies if an interested shareholder (together with his, her or its affiliates) is to (i) be a party to a merger or consolidation, a share exchange or certain sales of assets involving us or one of our subsidiaries; (ii) receive a disproportionate amount of any securities of any corporation which survives or results from a division; (iii) be treated differently from others holding shares of the same class in a voluntary dissolution of such corporation; or (iv) have his or her percentage of voting or economic share interest in such corporation materially increased relative to substantially all other shareholders in a reclassification. Under these circumstances, the proposed transaction must be approved by the affirmative vote of the holders of shares representing at least a majority of the votes that all disinterested shareholders are entitled to cast with respect to such transaction. However, this special voting requirement will not apply where the proposed transaction has been approved in a prescribed manner by our board of directors or if certain other conditions, including the amount of consideration to be paid to certain shareholders, are satisfied or the transaction involves certain subsidiaries. This voting requirement is in addition to any other voting requirement under the PBCL, our Articles or our Bylaws.

        Under Subchapter 25E of the PBCL, if any person or group acting in concert acquires voting power over shares representing 20% or more of the votes which all of our shareholders would be entitled to cast in an election of directors, any other shareholder may demand that such person or group purchase such shareholder's shares at a price determined in an appraisal proceeding.

        Under Subchapter 25F of the PBCL, we may not engage in a merger, consolidation, share exchange, division, asset sale, disposition (in one transaction or a series of transactions) or a variety of other "business combination" transactions with a person which becomes the "beneficial owner" of shares representing 20% or more of the voting power in an election of our directors unless: (1) the business combination or the acquisition of the 20% interest is approved by our board of directors prior to the date the 20% interest is acquired; (2) the person beneficially owns at least 80% of our outstanding shares and the business combination (a) is approved by a majority vote of the disinterested shareholders and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F; (3) the business combination is approved by a majority vote of the disinterested shareholders at a meeting called no earlier than five years after the date the 20% interest is acquired; or (4) the business combination (a) is approved by shareholder vote at a meeting called no earlier than five years after the date the 20% interest is acquired and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F.

        We have elected to opt out of Subchapter 25G of the PBCL (which would have required a shareholder vote to accord voting rights to control shares acquired by a 20% shareholder in a control-share acquisition) and Subchapter 25H (which would have required a person or group to disgorge to us any profits received from a sale of our equity securities under certain circumstances).

        Advance Notice Requirements.    Our Bylaws require our shareholders to provide advance notice if they wish to submit a proposal or nominate candidates for director at our annual meeting of shareholders. These procedures provide that notice of shareholder proposals and shareholder nominations for the election of directors at our annual meeting must be in writing and received by our secretary at our principal executive offices at least 90, but not more than 120, days prior to the anniversary of the date of the prior year's annual meeting of shareholders; provided, however, that if we change the date of our annual meeting by more than 30 days from the anniversary date of the prior year's annual meeting, then such notice must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the later of (i) the close of business on the 90th day prior to such annual meeting or (ii) the close of business on the 10th day following the date that we publicly announce such annual meeting. In the case of a shareholder nomination, the notice submitted to the secretary must set forth information about the nominee and be accompanied by an original irrevocable conditional resignation in the event that such director, in an uncontested election, receives more votes "against" than "for" the director's election.

        Special Meetings of Shareholders.    Our Bylaws provide that a special meeting of shareholders may be called by the board of directors or by our chief executive officer. Shareholders do not have a right to call a special meeting under the current Bylaws or under the PBCL.

        Special Treatment for Specified Groups of Nonconsenting Shareholders.    Additionally, the PBCL permits an amendment of a corporation's articles of incorporation or other corporate action, if approved by shareholders generally, to provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class by providing, for example, that shares of common stock held only by designated shareholders of record, and no other shares of common stock, shall be cashed out at a price determined by the corporation, subject to applicable dissenters' rights.

        Exercise of Director Powers Generally.    The PBCL also provides that the directors of a corporation are not required to regard the interests of the shareholders as being dominant or controlling in making decisions concerning takeovers or any other matters. The directors may consider, to the extent they deem appropriate, among other things, (1) the effects of any proposed action upon any or all groups affected by the action, including, among others, shareholders, employees, creditors, customers and suppliers, (2) the short-term and long-term interests of the corporation, (3) the resources, intent and conduct of any person or group seeking to acquire control of the corporation and (4) all other pertinent factors. The PBCL expressly provides that directors do not violate their fiduciary duties solely by relying on "poison pills" or the anti-takeover provisions of the PBCL. We do not currently have a "poison pill."

 DESCRIPTION OF DEBT SECURITIES

        We may offer unsecured debt securities, which may be senior, subordinated or junior subordinated and may be convertible. Unless otherwise specified in the applicable prospectus supplement, our debt securities will be issued in one or more series under an indenture, dated as of March 18, 2008, between us and The Bank of New York Mellon, as trustee, as it may be amended and supplemented from time to time. We have summarized select portions of the indenture below. The summary is not complete, and is qualified in its entirety by reference to the indenture. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended. The indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part.

        The following description briefly sets forth certain general terms and provisions of the debt securities. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which these general provisions may apply to the debt securities, will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.

Debt Securities

        The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The debt securities may be issued in one or more series as may be authorized from time to time. Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):

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  title and aggregate principal amount;

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  whether the securities will be senior, subordinated or junior subordinated;

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  applicable subordination provisions, if any;

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  conversion into or exchange for other securities;

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  percentage or percentages of principal amount at which such securities will be issued;

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  maturity date(s);

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  interest rate(s) or the method for determining the interest rate(s);

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  dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

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  redemption or early repayment provisions;

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  authorized denominations;

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  form;

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  amount of discount or premium, if any, with which such securities will be issued;

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  whether such securities will be issued in whole or in part in the form of one or more global securities;

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  identity of the depositary for global securities;

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  whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

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  the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

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  any covenants applicable to the particular debt securities being issued;

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  any defaults and events of default applicable to the particular debt securities being issued;

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  currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such securities will be payable;

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  the time period within which, the manner in which and the terms and conditions upon which the purchaser of the securities can select the payment currency;

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  securities exchange(s) on which the securities will be listed, if any;

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  whether any underwriter(s) will act as market maker(s) for the securities;

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  the extent to which a secondary market for the securities is expected to develop;

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  our obligation or right to redeem, purchase or repay securities under a sinking fund, amortization or analogous provision;

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  provisions relating to covenant defeasance and legal defeasance;

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  provisions relating to satisfaction and discharge of the indenture;

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  any guarantor(s) or co-issuer(s);

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  provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture;

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  any and all other terms of the series including any terms which may be required by or advisable under U.S. law or regulations or advisable in connection with the marketing of the debt securities; and

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  additional terms not inconsistent with the provisions of the indenture.

General

        One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

        Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, and the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked, will be set forth in the applicable prospectus supplement.

        The term "debt securities" includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

        We expect most debt securities to be issued in fully registered form without coupons and in denominations of $2,000 and any integral multiples thereof. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the corporate office of the trustee maintained in the Borough of Manhattan, the City of New York or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

        The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

        The indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York.

 PLAN OF DISTRIBUTION

        We, and/or selling securityholders, if applicable, may sell the common stock, preferred stock or any series of debt securities being offered hereby in one or more of the following ways from time to time:

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  to underwriters or dealers for resale to the public or to institutional investors;

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  directly to institutional investors;

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  directly to a limited number of purchasers or to a single purchaser;

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  through agents to the public or to institutional investors; or

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  through a combination of any of these methods of sale.

        The prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

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  the offering terms, including the name or names of any underwriters, dealers or agents; the purchase price of the securities and the net proceeds to be received by us from the sale;

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  any underwriting discounts, commissions or agency fees and other items constituting underwriters' or agents' compensation;

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  any public offering price;

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  any delayed delivery arrangements;

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  any discounts or concessions allowed or reallowed or paid to dealers; and

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  any securities exchange on which the securities may be listed.

        If we, and/or selling securityholders, if applicable, use underwriters or dealers in the sale of securities, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including:

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  privately negotiated transactions;

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  at a fixed public offering price or prices, which may be changed;

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  in "at the market offerings" within the meaning of Rule 415(a)(4) of the Securities Act;

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  at prices related to prevailing market prices; or

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  at negotiated prices.

        Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        If underwriters are used in the sale of any securities, the securities may be offered either to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters' obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

        We, and/or selling securityholders, if applicable, may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of common shares, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of common shares. The third party in such sale transactions will be an underwriter that will be identified in the applicable prospectus supplement or a post-effective amendment to this registration statement.

        If indicated in an applicable prospectus supplement, we, and/or selling securityholders, if applicable, may sell the securities through agents from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. We, and/or selling securityholders, if applicable, may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth any commissions we pay for solicitation of these delayed delivery contracts.

        Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

        Agents, underwriters and other third parties described above may be entitled to indemnification by us against certain civil liabilities under the Securities Act, or to contribution with respect to payments which the agents, underwriters or such other third parties may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

        Each series of securities will be a new issue of securities and will have no established trading market, other than our common stock, which is listed on the NYSE. Any common stock sold will be listed on the NYSE, upon official notice of issuance. Securities other than our common stock may or may not be listed on a national securities exchange. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

LEGAL MATTERS

        The validity of the securities being offered by this prospectus will be passed upon by Morgan, Lewis & Bockius, LLP, Pittsburgh, Pennsylvania. In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Morgan, Lewis & Bockius, LLP, Pittsburgh, Pennsylvania, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

        The consolidated financial statements of EQT Corporation and Subsidiaries appearing in EQT Corporation's Annual Report on Form 10-K for the year ended December 31, 2018, including the schedule appearing therein, and the effectiveness of EQT Corporation and Subsidiaries' internal control over financial reporting as of December 31, 2018, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

        The information incorporated by reference into this prospectus as of December 31, 2018 relating to our estimated quantities of our proved natural gas and oil reserves is derived from an audit report prepared by Ryder Scott Company, L.P., independent petroleum engineers, as stated in its audit report with respect thereto. This information is incorporated by reference into this prospectus in reliance upon the authority of such firm as experts with respect to the matters covered by their report and the giving of their report.

$300,000,000

EQT Corporation

            % Senior Notes due 2029

PROSPECTUS SUPPLEMENT

                        , 2020

Joint Book-Running Managers

BofA Securities	Citigroup	Credit Suisse	Wells Fargo Securities

Barclays	BMO Capital Markets	J.P. Morgan	MUFG	PNC Capital Markets LLC

RBC Capital Markets	Scotiabank	TD Securities	US Bancorp

Co-Managers

Mizuho Securities	SMBC Nikko

BNY Mellon Capital Markets, LLC	CIBC Capital Markets	Citizens Capital Markets	Huntington Capital Markets